
10011750


APR 22 2010
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM ~~10-K~~ A/S

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2009**

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 000-10972

First Farmers and Merchants Corporation
(Exact name of registrant as specified in its charter)

Tennessee	62-1148660
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
816 South Garden Street Columbia, Tennessee	38402 – 1148
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (931) 388-3145

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $10.00 par value per share
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ]Yes [X] No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
[ ]Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X]Yes [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[ ]Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Accelerated filer [X]

Non-accelerated filer [ ] (Do not check if a smaller reporting company) Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). [ ] Yes [X]No

The aggregate market value of the registrant's common stock held by non-affiliates as of June 30, 2009 was approximately $219,674,000 based on the reported price at which the common stock was last sold in a transaction known to the registrant.

As of March 2, 2010, the registrant had outstanding 5,506,993 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Annual Report to Shareholders for Fiscal Year Ended December 31, 2009 -- Part I and II of this Report.

Proxy Statement for 2010 Annual Shareholders' Meeting to be held on April 20, 2010 -- Part III of this Report.

PART I

Item 1. Business.

Description of Business

First Farmers and Merchants Corporation (the "Corporation") was incorporated on March 31, 1982 as a Tennessee corporation. As of December 31, 2009, the only direct subsidiary of the Corporation was First Farmers and Merchants Bank, a Tennessee state-chartered bank (the "Bank"). Management evaluates the financial condition of the Corporation in terms of the Bank's operations within its service area in Middle Tennessee.

The operations of the Bank are significantly affected by prevailing economic conditions, competition and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the general credit needs of small businesses in the Bank's service area, competition among lenders, the level of interest rates and the availability of funds. The Bank's loan portfolio is comprised of commercial, commercial and residential real estate, and retail installment loans, which primarily originate within the Bank's service area. Deposits are the primary source of funds for the Bank. Such deposits consist of checking accounts, regular savings deposits, negotiable order of withdrawal ("NOW") accounts, money market accounts and market rate certificates of deposit. Deposits are solicited from individuals and businesses in the Bank's service area, state and local entities and, to a lesser extent, United States government entities and other depository institutions. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Bank's service area. All of the Corporation's assets are located in the United States and all of its revenues generated from external customers originate within the United States.

The Bank's net income is dependent primarily on its net interest income, which is the difference between the interest income earned on its loans, investment assets and other interest-earning assets and the interest paid on deposits and other interest-bearing liabilities. To a lesser extent, the Bank's net income also is affected by its noninterest income derived principally from service fees as well as the level of noninterest expenses such as salaries and employee benefits.

For more information regarding the business of the Corporation and the Bank, please refer to the Management's Discussion and Analysis of Financial Condition and Results of Operations, which is included in the Corporation's 2009 Annual Report to Shareholders (the "Annual Report to Shareholders") attached as Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference.

Availability of SEC Reports

The Corporation files annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the Securities and Exchange Commission (the "SEC"). These reports are not available on our website, *www.myfirstfarners.com*, because we have not yet updated our website to include such reports. The SEC maintains a website at *www.sec.gov* that contains reports, proxy statements and other information about the Corporation that are available free of charge. In addition, copies of our reports are available, without charge, by making a request through the "Contact Us" link on our website.

Regulation and Supervision

In addition to the generally applicable state and federal laws governing businesses and employers, the Corporation is subject to extensive regulation by federal and state laws and regulations applicable to financial institutions and their parent companies. Nearly all aspects of the business of the Corporation are subject to specific requirements and restrictions and general regulatory oversight. The principal objectives of state and federal laws regulating financial institutions are the maintenance of the safety and soundness of the financial institutions and the federal deposit insurance system and the protection of consumers or classes of consumers, rather than the specific protection of shareholders of a bank or the parent company of a bank, such as the Corporation. In addition, the supervision, regulation and examination of the Corporation by the bank regulatory agencies is not intended to protect the Corporation's shareholders. Below is a brief summary of the regulatory environment in which the Corporation and its subsidiaries operate, but it is not designed to be a complete discussion of all statutes and regulations affecting the Corporation or its subsidiaries.

The Corporation is a bank holding company regulated under the Bank Holding Company Act of 1956 and is subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The Corporation is required to file various reports with, and is subject to examination by, the Federal Reserve. The Federal Reserve has the authority to issue orders to bank holding companies to cease and desist from unsound practices and violations of conditions imposed by, or violations of agreements with, the Federal Reserve. The Federal Reserve is also empowered to assess civil money penalties against companies or individuals who violate the BHCA or orders or regulations thereunder.

The Federal Reserve has the authority to prohibit bank holding companies from paying dividends if such payment is deemed to be an unsafe or unsound practice. The Federal Reserve has indicated generally that it may be an unsafe or unsound practice for bank holding companies to pay dividends unless a bank holding company's net income is sufficient to fund the dividends and the expected rate of earnings retention is consistent with the organization's capital needs, asset quality and overall financial condition. The Bank is also subject to regulatory limitations on the amount of dividends it may declare and pay. This may limit income available to the Corporation, as the Corporation depends in part upon dividends received from the Bank to fund its activities, including the payment of dividends.

According to Federal Reserve policy, a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to support each such subsidiary. This support may be required at times when the bank holding company may not have the resources to provide such support. Similarly, under the cross-guarantee provisions of the Federal Deposit Insurance Act, the Federal Deposit Insurance Corporation (the "FDIC") can hold any FDIC-insured depository institution liable for any loss suffered or anticipated by the FDIC in connection with (i) the "default" of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution "in danger of default."

The Corporation is required to comply with risk-based capital guidelines issued by the Federal Reserve and with other tests related to capital adequacy that the Federal Reserve adopts from time to time.

The Corporation owns the Bank, which is chartered under the laws of Tennessee and is a member of the Federal Reserve. The Bank is subject to extensive state regulation and examination by the Tennessee Department of Financial Institutions, the Federal Reserve and the FDIC, which insures the deposits of state banks to the maximum extent permitted by law. The federal and state laws and regulations that are applicable to banks regulate, among other matters, the scope of the Bank's business, their investments, the Bank's reserves against deposits, the timing of the availability of deposited funds and the amount of loans and the amount of interest that may be charged on loans. Various state consumer laws and regulations also affect the Bank's operations.

The Federal Community Reinvestment Act (the "CRA") generally requires insured depository institutions to make loans and investments and provide services that meet the credit needs of the communities they serve. Furthermore, the CRA requires the Federal Reserve to evaluate the performance of each subsidiary bank in meeting the credit needs of their communities. As a part of the CRA program, the Bank is subject to periodic examinations by the Federal Reserve and must maintain comprehensive records of its CRA activities. During these examinations, the Federal Reserve rates such institutions' compliance with the CRA as "Outstanding," "Satisfactory," "Needs to Improve" or "Substantial Noncompliance." As of the last CRA examination on December 31, 2007, the Bank received an "Outstanding" rating from the Federal Reserve.

The Federal Reserve, the FDIC and other bank regulatory agencies have adopted final guidelines (the "Guidelines") for safekeeping confidential, personal customer information. The Guidelines require each financial institution, under the supervision and ongoing oversight of its Board of Directors or an appropriate committee thereof, to create, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazards to the security or integrity of such information and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. The Bank has adopted a customer information security program that has been approved by the Board of Directors of both the Bank and the Corporation.

The Bank is required to pay quarterly FDIC deposit insurance assessments to the Deposit Insurance Fund ("DIF"). The FDIC maintains the DIF by assessing depository institutions an insurance premium. The amount each institution is assessed is based upon statutory factors that include the balance of insured deposits as well as the degree of risk the institution poses to the insurance fund. The FDIC uses a risk-based premium system that assesses higher rates on those institutions that pose greater risks to the DIF.

In October 2008, in an effort to restore capitalization levels and to ensure the DIF will adequately cover projected losses from future bank failures, the FDIC proposed a rule to alter the way in which it differentiates risk in the risk-based assessment system and to revise deposit insurance assessment rates, including base assessment rates. The FDIC also proposed three adjustments that could be made to an institution's initial base assessment rate, including (i) a potential decrease of up to two basis points for long-term unsecured debt, including senior and subordinated debt, (ii) a potential increase for secured liabilities in excess of 15% of domestic deposits and (iii) for certain institutions, a potential increase for brokered deposits in excess of 10% of domestic deposits. In addition, the FDIC proposed raising the current rates uniformly by seven basis points for the assessment for the first quarter of 2009. The proposal for first quarter 2009 assessment rates was adopted as a final rule in December 2008. Effective April 1, 2009, the FDIC made additional changes to assessment rates. In addition, on May 22, 2009, the FDIC adopted a final rule imposing up to a 10-basis point emergency special assessment based on a bank's Report of Condition as of June 30, 2009. This special assessment was collected on September 30, 2009. Additionally, as a result of increased bank failures and a decrease in the DIF, on September 29, 2009, the FDIC determined to require all insured financial institutions to prepay three years worth of insurance premiums. The FDIC may require additional special assessment payments if the DIF balance continues to decline. The increases in deposit insurance described above, as well as the recent increase and anticipated additional increase in the number of bank failures, is expected to result in a continued increase in deposit insurance assessments for all banks.

On November 21, 2008, the Board of Directors of the FDIC adopted a final rule relating to the Temporary Liquidity Guarantee Program ("TLGP"). The TLGP was announced by the FDIC on October 14, 2008, preceded by the determination of systemic risk by the Secretary of the Treasury (the "Secretary") (after a recommendation by the Board of the FDIC and the Board of the Federal Reserve, and in consultation with the President), as an initiative to counter the system-wide crisis in the nation's financial sector. Under the TLGP the FDIC (i) will guarantee, through the earlier of maturity or June 30, 2012, certain newly issued senior unsecured debt issued by participating institutions on or after October 14, 2008, and before June 30, 2009 and (ii) provide full FDIC deposit insurance coverage for non-interest bearing transaction deposit accounts held at participating FDIC-insured institutions through December 31, 2009. The fee assessment for coverage of senior unsecured debt ranges from 50 basis points to 100 basis points per annum, depending on the initial maturity of the debt. The fee assessment for deposit insurance coverage was ten basis points per quarter on amounts in covered accounts exceeding $250,000. The TLGP is in effect for all eligible entities that did not opt out on or before December 5, 2008. The Company elected to participate in providing full FDIC deposit insurance coverage for non-interest bearing transaction accounts, but did not elect to participate in providing coverage for senior unsecured debt.

In response to recent unprecedented market turmoil, Congress enacted the Emergency Economic Stabilization Act ("EESA") on October 3, 2008. EESA authorizes the Secretary to purchase up to $700 billion in troubled assets from financial institutions under the Troubled Asset Relief Program ("TARP"). Troubled assets include residential or commercial mortgages and related instruments originated prior to March 14, 2008 and any other financial instrument the purchase of which the Secretary determines, after consultation with the Chairman of the Board of Governors of the Federal Reserve, is necessary to promote financial stability. The Secretary was authorized to purchase up to $250 billion in troubled assets immediately and up to $350 billion upon certification by the President that such authority is needed. EESA also increased the maximum deposit insurance amount up to $250,000 until December 31, 2009. Pursuant to his authority under EESA, the Secretary created the TARP Capital Purchase Program under which the Treasury Department is investing up to $250 billion in senior preferred stock of U.S. banks and savings associations or their holding companies. The Company elected not to participate in the TARP Capital Purchase Program.

On March 23, 2009, Treasury, in conjunction with the FDIC and the Federal Reserve, announced the Public-Private Investment Program ("PPIP"). PIPP consists of two aspects, a Legacy Loans Program and a Legacy Securities Program. Both programs involve a partnership between the federal government and private entities to purchase non-performing or illiquid assets from the balance sheets of financial institutions. To date, the Company has not participated in either of these programs.

The activities of the Corporation and the Bank are also subject to regulation under other various federal laws including the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, the Gramm-Leach-Bliley Act of 1999, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practice Act, the Electronic Funds Transfer Act and the Currency and Foreign Transactions Reporting Act, among others, as well as various state laws.

Competition

The business of providing financial services is highly competitive. In addition to competing with other commercial banks in the Bank's service area, the Bank competes with savings and loan associations, insurance companies, savings banks, small loan companies, finance companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit card organizations, credit unions and other enterprises. None of these competitors is dominant in the entire area served by the Bank.

In the markets it serves, the Bank offers a typical mix of interest-bearing transaction, savings and time deposit products as well as traditional non-interest bearing deposit accounts. The Bank's primary market areas are Dickson, Giles, Hickman, Lawrence, Marshall, Maury and Williamson Counties in Tennessee.

Employees

The Corporation has no employees. The Bank had approximately 257 full-time employees and 41 part-time employees at December 31, 2009. Five of the Bank's officers are also officers of the Corporation. Employee benefit programs provided by the Bank include a deferred profit-sharing plan, an annual profit-sharing plan, a salary continuation plan, a deferred compensation plan, an executive split-dollar life insurance plan, a post-retirement medical benefits program, training programs, group life and health insurance and paid vacations.

Item 1A. Risk Factors.

An investment in our common stock involves significant risks. The risks and uncertainties that management believes affect or could affect us are described below. This listing should not be considered as all-inclusive. You should carefully read and consider these risks and uncertainties described below together with all of the other information included or incorporated by reference in this report before you decide to invest in our common stock. References to "we," "us," and "our" in this section refer to the Corporation and the Bank, unless otherwise specified or unless the context otherwise requires.

Our business and credit quality may be adversely affected by conditions in the financial market.

Since mid-2007, and particularly during the second half of 2008 and throughout 2009, the financial services industry and the securities markets generally were materially and adversely affected by significant declines in the value of nearly all asset classes and by a serious lack of liquidity. This was initially triggered by declines in home prices and the values of subprime mortgages, but spread to all mortgage and real estate asset classes, to leveraged bank loans and to nearly all asset classes, including equities. The global markets have been characterized by substantially increased volatility and short-selling and an overall loss of investor confidence, initially in financial institutions, but more recently in companies in a number of other industries and in the broader markets.

Market conditions have also led to the failure or merger of a number of prominent financial institutions. Financial institution failures or near-failures have resulted in further losses as a consequence of defaults on securities issued by such institutions and defaults under contracts entered into with such entities as counterparties. Furthermore, declining asset values, defaults on mortgages and consumer loans, and lack of market and investor confidence, as well as other factors, have all combined to increase credit default swap spreads, cause rating agencies to lower credit rates, and otherwise increase the cost and decrease the availability of liquidity despite very significant declines in Federal Reserve borrowing rates and other government actions. Some banks and other lenders have suffered significant losses and have become reluctant to lend, even on a secured basis, because of the increased risk of default and the impact of declining asset values on the value of collateral. The foregoing has significantly weakened the strength and liquidity of some financial institutions worldwide. In 2008, the United States government, the Federal Reserve and other regulators took numerous steps to increase liquidity and to restore investor confidence, including investing approximately $200 billion in the equity of other banking organizations, but asset values continued to decline and access to liquidity continues to be very limited. For further discussion related to regulatory actions, please refer to "Regulation and Supervision" in Item 1 of this Annual Report on Form 10-K.

Overall, during 2009 the business environment was unfavorable for many households and businesses in the United States and worldwide. Although the business environment in Tennessee has been better than in the United States generally, it has experienced unfavorable conditions that have had an adverse impact on our customers. It is expected that the business environment in the State of Tennessee, the United States and worldwide will continue to experience weakness and uncertainty for the foreseeable future. There can be no assurance that conditions will improve in the near term. Such conditions could adversely affect the credit quality of our loans, results of operations and financial condition.

Liquidity needs could adversely affect our results of operations and financial condition.

We rely on dividends from the Bank as our primary source of funds. The primary sources of funds of the Bank are customer deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity, such as FHLB advances, to meet withdrawal demands or otherwise fund operations. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands.

Our allowance for loan losses may be insufficient.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, that represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management's continuing evaluation of portfolio quality trends; changes in the nature and volume of the portfolio; present and prospective economic and business conditions, locally and nationally; management review systems and board oversight; changes in credit policy, credit administration, portfolio management and procedures; changes in personnel, management and staff; and existence and effect of any concentrations of credit. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks using existing qualitative and quantitative information, all of which may undergo material changes. An increase in the allowance for loan losses results in a decrease in net income, and possibly capital, and may have a material adverse effect on our financial condition and results of operations. For further discussion related to our allowance for loan losses, please refer to "Liquidity and Capital Resources – Loans and Loan Quality" and "Critical Accounting Policies – Allowance for Loan Losses" in Management's Discussion and Analysis of Financial Condition and Results of Operations, which is included in the Annual Report to Shareholders attached as Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference.

Our profitability depends significantly on economic conditions in the communities in the State of Tennessee where we do business.

Our success depends on the general economic conditions of the specific local markets in Middle Tennessee where we operate. Local economic conditions have a significant impact on the demand for our products and services as well as the ability of our customers to repay loans, the value of the collateral securing loans and the stability of our deposit funding sources. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by: declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; natural disasters; or a combination of these or other factors. A significant decline in general economic conditions could impact local economic conditions and, in turn, have a material adverse effect on our financial condition and results of operations.

We are subject to extensive government regulation and supervision.

We are subject to extensive regulation and supervision under federal and state laws and regulations. The restrictions imposed by such laws and regulations limit the manner in which we conduct business, undertake new investments and activities and obtain financing. These regulations are designed primarily for the protection of the deposit insurance funds and consumers and not to benefit our shareholders. Financial institution regulation has been the subject of significant legislation in recent years and may be the subject of further significant legislation in the future, none of which is in our control. Significant new laws or changes in, or repeals of, existing laws could have a material adverse effect on our financial condition, results of operations or liquidity. Further, federal monetary policies, particularly as implemented through the Federal Reserve, significantly affect short-term interest rates and credit conditions, and any unfavorable change in these conditions could have a material adverse effect on our financial condition, results of operations or liquidity. For further discussion of regulations affecting us, please refer to "Regulation and Supervision" in Item 1 of this Annual Report on Form 10-K.

We are subject to interest rate risk.

Our earnings and cash flows are largely dependent upon our net interest income. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect (i) our ability to originate loans and obtain deposits, (ii) the fair value of our financial assets and liabilities, and (iii) the average duration of our securities portfolio and other interest-earning rates received on loans and other investments, our net interest income, and therefore, earnings could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on our results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations. For further discussion related to our management of interest rate risk, please refer to "Liquidity and Capital Resources – Interest Rate Risk" in Management's Discussion and Analysis of Financial Condition and Results of Operations, which is included in the

Annual Report to Shareholders attached as Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference.

We rely heavily on our management team and on our ability to attract and retain key personnel.

We are a customer-focused and relationship-driven organization. Future growth is expected to be driven in large part by the relationships we maintain with our customers. Additionally, it is important for us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. The market for such people is competitive and there is no assurance that we will be successful in attracting, hiring, motivating or retaining them.

Competition from other financial services providers could adversely impact our results of operation.

The banking and financial services business is highly competitive. We face competition in making loans, attracting deposits and providing trust services. Increased competition in the banking and financial services business may reduce our market share, impair its growth or cause the prices we charge for our services to decline. For further discussion related to our competition in our market area, please refer to "Competition" in Item 1 of this Annual Report on Form 10-K.

Our common stock is not listed or traded on any established securities market and is normally less liquid than securities traded in those markets.

Our common stock is not listed or traded on any established securities market and there are no plans to seek to list our common stock on any recognized exchange. Accordingly, our common stock has substantially less daily trading volume than the average securities listed on any national securities exchange. Most transactions in our common stock are privately negotiated trades and the shares are very thinly traded. There is no dealer for our stock and no "market maker." Our shares do not have a trading symbol. These factors can reduce the marketability of our shares and the lack of a liquid market can produce downward pressure on the stock price.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

At December 31, 2009, the Bank maintained a main office in Columbia, Tennessee, 17 other offices (two of which are located on real property that is leased) and 26 separate automatic teller or cash dispensing machine locations. The Bank currently has offices throughout Middle Tennessee, in addition to the main office in Columbia, as reflected in the following table:

City	County	Offices
Bon Aqua	Hickman	1
Centerville	Hickman	1
Chapel Hill	Marshall	1
Columbia	Maury	5
Franklin	Williamson	2
Lawrenceburg	Lawrence	2
Lewisburg	Marshall	1
Loretto	Lawrence	1
Mt. Pleasant	Maury	1
Pulaski	Giles	1
Spring Hill	Maury and Williamson	1
White Bluff	Dickson	1
	Total:	18

The Bank's offices located at S. James Campbell Boulevard, Columbia, TN and Carothers Parkway, Franklin, TN are located on property that is leased. The Bank provides only automatic teller machine services in Lawrenceburg at the Quik Mart on East Gaines street, the Super Stop on West Gaines street, and the Crockett Hospital; in Columbia at the Tennessee Farm Bureau, Columbia State Community College, Columbia Quik Mart on Hampshire Pike, and Maury Regional Hospital; and in Lewisburg at Marshall Plaza and On-the-Run Market at 1550 Franklin Pike.

For more information on the properties owned and leased by the Corporation and the Bank, please refer to Notes 5 and 7 to the Consolidated Financial Statements, which are included in the Corporation's 2009 Annual Report to Shareholders in Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference.

Item 3. Legal Proceedings.

The Corporation and the Bank are, from time to time, subject to claims or suits arising in the ordinary course of business. The Corporation, the Bank and the subsidiaries of the Bank currently are not a party to any proceeding that, in management's opinion, would have a material adverse effect on the Corporation's financial condition or results of operations.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

A discussion of the Corporation's common stock, related shareholder matters and purchases of equity securities is set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes to the Consolidated Financial Statements, each of which is included in the Annual Report to Shareholders attached as Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference. There were no sales of unregistered securities of the Corporation. There were no sales of stock by the Corporation during the fourth quarter of 2009.

Item 6. Selected Financial Data.

The selected financial data, set forth in the Annual Report to Shareholders under the caption "Selected Financial Information," is attached as Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations is included in the Annual Report to Shareholders attached as Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

A discussion of the market risk of the Corporation and the Bank as of December 31, 2009 related to the investment debt and equity securities held by the Corporation and the Bank is set forth in Note 2 to the Consolidated Financial Statements, which is included in the Annual Report to Shareholders attached as Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference. A discussion of the market risk in the loan portfolio of the Bank is set forth in Note 3 to the Consolidated Financial Statements and in the section entitled "Liquidity and Capital Resources – Loans and Loan Quality" in Management's Discussion and Analysis of Financial Condition and Results of Operations, both of which are included in the Corporation's 2009 Annual Report to Shareholders in Exhibit 13 to this Annual Report on Form 10-K and are incorporated herein by reference. A discussion of the rate sensitivity of all earning assets and interest-bearing liabilities of the Corporation and the Bank is set forth in the section entitled "Liquidity and Capital Resources – Interest Rate Risk" in Management's Discussion and Analysis of Financial Condition and Results of Operations, which is included in the Annual Report to Shareholders attached as Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data.

Financial statements and supplementary data are set forth in the Consolidated Financial Statements and Notes to Consolidated Financial Statements, both of which are included in the Annual Report to Shareholders attached as Exhibit 13 to this Annual Report on Form 10-K and are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Corporation, with the participation of its management, including the Corporation's Chief Executive Officer and Assistant Treasurer (principal financial officer), carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report.

Based upon that evaluation and as of the end of the period covered by this report, the Corporation's Chief Executive Officer and Assistant Treasurer (principal financial officer) concluded that the Corporation's disclosure controls and procedures were effective in ensuring that information required to be disclosed in the reports that the Corporation files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported on a timely basis.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Corporation has included a report of management's assessment of the design and operating effectiveness of its internal controls as part of this report. Kraft CPAs PLLC, the independent registered public accounting firm that audited the consolidated financial statements of the Corporation included in the Annual Report to Shareholders attached as Exhibit 13 to this Annual Report, has issued an attestation report on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2009. The report, which expresses an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2009, along with management's report, are included with the Consolidated Financial Statements in the Annual Report to Shareholders under the captions "Management Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm," which are incorporated herein by reference to Exhibit 13 to this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There has been no change in the Corporation's internal control over financial reporting during the fourth quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Reference is made to information in the Corporation's Proxy Statement relating to the 2010 Annual Meeting of Shareholders (the "Proxy Statement") under the captions "Director Nominee Information Table," "Election of Directors," "Executive Officers," "Corporate Governance – Committees of the Board of Directors," "Corporate Governance – Code of Ethics," and "General Information – Section 16 (a) Beneficial Ownership Reporting Compliance," which information is incorporated herein by reference.

Item 11. Executive Compensation.

Reference is made to information in the Proxy Statement under the captions "Compensation Discussion and Analysis," "Executive Compensation," "Compensation of Directors," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report," which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Reference is made to information in the Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management," which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Reference is made to information in the Proxy Statement under the captions "Corporate Governance – Director Independence" and "Related Person Transactions," which information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Reference is made to information in the Proxy Statement under the captions "Audit Committee Report" and "Independent Registered Public Accounting Firm," which information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) (1) Financial statements are set forth in the Consolidated Financial Statements and Notes to Consolidated Financial Statements, which are incorporated herein by reference to Exhibit 13 to this Annual Report on Form 10-K.

(2) All financial statement schedules are omitted because they are not applicable or not required, or because the required information is included in the Consolidated Financial Statements or Notes to Consolidated Financial Statements referenced in Item 15(a)(1).

(3) Exhibits:

3.1	Charter. (1)
3.2	Articles of Amendment to Charter. (1)
3.3	Second Amended and Restated By-laws. (2)
4	Specimen Stock Certificate. (1)
10.1	Profit Sharing Plan. (3)*
10.2	First Amendment to Profit Sharing Plan. (3)*
10.3	Second Amendment to Profit Sharing Plan. (3)*
10.4	Executive Salary Continuation Agreement by and between First Farmers and Merchants National Bank and Waymon L. Hickman, dated as of December 1, 1992. (3)*
10.5	Memorandum of Understanding among First Farmers and Merchants Bank, First Farmers and Merchants Corporation and Waymon L. Hickman, dated as of April 8, 2008. (4)*
10.6	Benefits Agreement by and between First Farmers and Merchants Bank and Thomas Randall Stevens, the Bank's and the Corporation's Chairman and Chief Executive Officer, dated as of January 26, 2007. (5)*
10.7	Benefits Agreement by and between John P. Tomlinson, III, the Bank's and Corporation's Chief Administrative Officer, dated as of January 29, 2007. (5)*
10.8	Form of First Farmers and Merchants Corporation Amended and Restated Director Deferred Compensation Agreement.(4)*
10.9	First Amendment to the First Farmers and Merchants Corporation Amended and Restated Director Deferred Compensation Agreement with John P. Tomlinson, III, dated as of December 18, 2007. (4)*
10.10	Form of First Farmers and Merchants Bank Amended and Restated Director Deferred Compensation Agreement. (4)*
10.11	First Amendment to the First Farmers and Merchants Bank Director Deferred Compensation Agreement with Thomas Randall Stevens, dated as of January 5, 2007. (4)*

10.12 First Amendment to the First Farmers and Merchants Bank Amended and Restated Director Deferred Compensation Agreement with John P. Tomlinson, III, dated as of December 18, 2007. (4)*

10.13 Form of First Farmers and Merchants National Bank Director Split Dollar Agreement. (4)*

10.14 Form of Amendment to the First Farmers and Merchants National Bank Director Split Dollar Agreement. (4)*

10.15 First Farmers & Merchants Bank Group Term Carve-Out Plan, dated as of March 27, 2007. (4)*

10.16 First Farmers and Merchants National Bank Group Term Carve-Out Plan, dated as of July 23, 2002. (4)*

10.17 Amendment to the First Farmers and Merchants National Bank Group Term Carve-Out Plan, dated as of July 23, 2002. (4)*

10.18 First Farmers & Merchants Bank Life Insurance Endorsement Method Split Dollar Plan Agreement, dated as of January 7, 2008. (4)*

10.19 Form of First Farmers and Merchants Corporation Director Deferred Compensation Agreement. (4)*

10.20 Form of First Farmers and Merchants Bank Director Deferred Compensation Agreement. (4)*

10.21 First Farmers and Merchants Bank Director Deferred Compensation Agreement with Tim E. Pettus, dated as of March 5, 2008. (4)*

10.22 First Farmers and Merchants Corporation Director Deferred Compensation Agreement with Tim E. Pettus, dated as of March 5, 2008. (4)*

13 Annual Report to Shareholders.

21 List of Subsidiaries.

31.1 Certification of the Chief Executive Officer of First Farmers and Merchants Corporation pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of the Assistant Treasurer (principal financial officer) of First Farmers and Merchants Corporation pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32 Certification of the Chief Executive Officer and Assistant Treasurer (principal financial officer) of First Farmers and Merchants Corporation pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Indicates a compensatory plan or arrangement.

(1) Incorporated by reference to the First Farmers and Merchants Corporation Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on May 7, 2004 (File Number 000-10972).

(2) Incorporated by reference to the First Farmers and Merchants Corporation Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 21, 2009 (File Number 000-10972).

(3) Incorporated by reference to the First Farmers and Merchants Corporation Amendment No. 2 to the Annual Report on Form 10-K/A for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on July 19, 2004 (File Number 000-10972).

(4) Incorporated by reference to the First Farmers and Merchants Corporation Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on March 13, 2009 (File Number 000-10972).

(5) Incorporated by reference to the First Farmers and Merchants Corporation Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 30, 2007 (File Number 000-10972).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST FARMERS AND MERCHANTS CORPORATION

By /s/ T. Randy Stevens
T. Randy Stevens
Chief Executive Officer

Date: March 15, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s / PATRICIA P. BEARDEN Patricia P. Bearden	Assistant Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 15, 2010
/s / KENNETH A. ABERCROMBIE Kenneth A. Abercrombie	Director	March 15, 2010
/s/ JAMES L. BAILEY, JR. James L. Bailey, Jr.	Director	March 15, 2010
/s/ M. DARLENE BAXTER M. Darlene Baxter	Director	March 15, 2010
/s/ H. TERRY COOK, JR. H. Terry Cook, Jr.	Director	March 15, 2010
/s/ TOM NAPIER GORDON Tom Napier Gordon	Director	March 15, 2010
/s/ O. REBECCA HAWKINS O. Rebecca Hawkins	Director	March 15, 2010
/s/ TIMOTHY E. PETTUS Timothy E. Pettus	Director	March 15, 2010
/s/ JOSEPH W. REMKE, III Joseph W. Remke, III	Director	March 15, 2010
/s/ MATTHEW M. SCOGGINS, JR. Matthew M. Scoggins, Jr.	Director	March 15, 2010
/s/ T. RANDY STEVENS, III T. Randy Stevens, III	Director, Chief Executive Officer (Principal Executive Officer)	March 15, 2010
/s/ W. LACY UPCHURCH W. Lacy Upchurch	Director	March 15, 2010
/s/ WILLIAM R. WALTER William R. Walter	Director	March 15, 2010
/s/ DAN C. WHEELER Dan C. Wheeler	Director	March 15, 2010

Signature	Title	Date
/s/ DAVID S. WILLIAMS David S. Williams	Director	March 15, 2010
/s/ W. DONALD WRIGHT W. Donald Wright	Director	March 15, 2010

EXHIBIT INDEX
FIRST FARMERS AND MERCHANTS CORPORATION

3.1 Charter. (1)

3.2 Articles of Amendment to Charter. (1)

3.3 Second Amended and Restated By-laws. (2)

4 Specimen Stock Certificate. (1)

10.1 Profit Sharing Plan. (3)*

10.2 First Amendment to Profit Sharing Plan. (3)*

10.3 Second Amendment to Profit Sharing Plan. (3)*

10.4 Executive Salary Continuation Agreement by and between First Farmers and Merchants National Bank and Waymon L. Hickman, dated as of December 1, 1992. (3)*

10.5 Memorandum of Understanding among First Farmers and Merchants Bank, First Farmers and Merchants Corporation and Waymon L. Hickman, dated as of April 8, 2008. (4)*

10.6 Benefits Agreement by and between First Farmers and Merchants Bank and Thomas Randall Stevens, the Bank's and the Corporation's Chairman and Chief Executive Officer, dated as of January 26, 2007. (5)*

10.7 Benefits Agreement by and between John P. Tomlinson, III, the Bank's and Corporation's Chief Administrative Officer, dated as of January 29, 2007. (5)*

10.8 Form of First Farmers and Merchants Corporation Amended and Restated Director Deferred Compensation Agreement.(4)*

10.9 First Amendment to the First Farmers and Merchants Corporation Amended and Restated Director Deferred Compensation Agreement with John P. Tomlinson, III, dated as of December 18, 2007. (4)*

10.10 Form of First Farmers and Merchants Bank Amended and Restated Director Deferred Compensation Agreement. (4)*

10.11 First Amendment to the First Farmers and Merchants Bank Director Deferred Compensation Agreement with Thomas Randall Stevens, dated as of January 5, 2007. (4)*

10.12 First Amendment to the First Farmers and Merchants Bank Amended and Restated Director Deferred Compensation Agreement with John P. Tomlinson, III, dated as of December 18, 2007. (4)*

10.13 Form of First Farmers and Merchants National Bank Director Split Dollar Agreement. (4)*

10.14 Form of Amendment to the First Farmers and Merchants National Bank Director Split Dollar Agreement. (4)*

10.15 First Farmers & Merchants Bank Group Term Carve-Out Plan, dated as of March 27, 2007. (4)*

10.16 First Farmers and Merchants National Bank Group Term Carve-Out Plan, dated as of July 23, 2002. (4)*

10.17 Amendment to the First Farmers and Merchants National Bank Group Term Carve-Out Plan, dated as of July 23, 2002. (4)*

10.18 First Farmers & Merchants Bank Life Insurance Endorsement Method Split Dollar Plan Agreement, dated as of January 7, 2008. (4)*

10.19 Form of First Farmers and Merchants Corporation Director Deferred Compensation Agreement. (4)*

10.20 Form of First Farmers and Merchants Bank Director Deferred Compensation Agreement. (4)*

10.21 First Farmers and Merchants Bank Director Deferred Compensation Agreement with Tim E. Pettus, dated as of March 5, 2008. (4)*

10.22 First Farmers and Merchants Corporation Director Deferred Compensation Agreement with Tim E. Pettus, dated as of March 5, 2008. (4)*

13 Annual Report to Shareholders.

21 List of Subsidiaries.

31.1 Certification of the Chief Executive Officer of First Farmers and Merchants Corporation pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of the Assistant Treasurer (principal financial officer) of First Farmers and Merchants Corporation pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32 Certification of the Chief Executive Officer and Assistant Treasurer (principal financial officer) of First Farmers and Merchants Corporation pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Indicates a compensatory plan or arrangement.

(1) Incorporated by reference to the First Farmers and Merchants Corporation Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on May 7, 2004 (File Number 000-10972).

(2) Incorporated by reference to the First Farmers and Merchants Corporation Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 21, 2009 (File Number 000-10972).

(3) Incorporated by reference to the First Farmers and Merchants Corporation Amendment No. 2 to the Annual Report on Form 10-K/A for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on July 19, 2004 (File Number 000-10972).

(4) Incorporated by reference to the First Farmers and Merchants Corporation Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on March 13, 2009 (File Number 000-10972).

(5) Incorporated by reference to the First Farmers and Merchants Corporation Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 30, 2007 (File Number 000-10972).

EXHIBIT 13

EXHIBIT 21

List of Subsidiaries
(Direct and Indirect Ownership)

Name	State of Incorporation
First Farmers and Merchants Bank	Tennessee
F & M West, Inc.	Tennessee
Maury Tenn, Inc.	Nevada
Maury Tenn Properties, Inc.	Maryland

100

FIRST FARMERS & MERCHANTS BANK

Member FDIC

1909-2009

2009 ANNUAL REPORT

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES

Condensed statements, December 31, 2009 and December 31, 2008 (In thousands of Dollars)

ASSETS	2009	2008	% change
Cash and due from banks	$ 33,463	$ 31,536	6.1%
United States government securities (including agencies & mortgaged backed securities)	148,085	137,453	7.7%
Municipal and other securities	107,766	96,467	11.7%
Loans, less unearned income and allowance for possible loan losses	567,726	586,894	-3.3%
Bank premises and equipment, at cost less allowance for depreciation and amortization	20,625	17,669	16.7%
Other assets	57,363	41,118	39.5%
TOTAL ASSETS	$935,028	$911,137	2.6%
LIABILITIES			
Deposits	$772,325	$744,851	3.7%
Federal funds purchased and securities sold under repurchase agreements	5,856	2,645	121.4%
Other liabilities	49,674	56,370	- 11.9%
TOTAL LIABILITIES	$827,855	$803,961	3.0%
SHAREHOLDERS' EQUITY			
Common Stock	$ 55,070	$ 55,800	-1.3%
Additional paid in capital	—	—	0.0%
Noncontrolling interest – preferred stock	95	95	0.0%
Retained earnings	51,264	49,776	3.0%
Accumulated other comprehensive income	744	1,600	-53.5%
TOTAL EQUITY	$107,173	$107,271	-0.1%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$935,028	$911,137	2.6%

FIRST FARMERS AND MERCHANTS CORPORATION is a bank holding company headquartered in Columbia, Tennessee. Its sole subsidiary is First Farmers & Merchants Bank. First Farmers operates 17 banking locations in a seven-county area in Middle Tennessee that includes Maury, Lawrence, Marshall, Hickman, Giles, Dickson and Williamson counties. It is distinguished by its commitment to traditional, personal banking relationships that incorporate state-of-the-art technology to provide the highest possible level of service. Since the bank's establishment in 1909, it has worked to uphold the motto, "Dedicated to Community Service."

For more information: First Farmers and Merchants Corporation, 816 South Garden Street, Columbia, TN 38401
(931) 388-3145 | 800-882-8378 | www.myfirstfarmers.com | Member FDIC


APR 22 2010
193



To our shareholders:

I'm pleased to report how well First Farmers and Merchants Corporation did in what has been one of the most difficult years in memory for the financial industry. Despite increased stresses in our local and national economy, coupled with mounting government and regulatory pressures on banks, First Farmers was blessed in 2009.

For instance, we recently paid our 116th consecutive semi-annual dividend, paying out more than $4 million to our valued shareholders. And the chart on the left paints a dramatic picture of our success when you compare our return on assets with that of all other banks in Tennessee.


RETURN ON ASSETS
percentage
1
0.8
0.6
0.4
0.2
0
-0.2
-0.4
-0.6
-0.8
0.92
All commerical banks in Tennessee
-0.53
First Farmers

Overall, it was another year of stability and profitability for the bank. Some key financial highlights include:

- Net income of $8,464,000
- Total shareholders' equity of $107,173,000
- Core book value increased 2.2%
- Total assets inceased 2.6%
- Total deposits up 3.7%


TOTAL SHAREHOLDERS EQUITY
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
2004
2005
2006
2007
2008
2009

In July 2009, we celebrated our 100th anniversary with a number of well-attended local events and community-wide celebrations. We also commissioned a commemorative book which details our history and includes some colorful moments in our years as one of Tennessee's most successful banks. We opened new, state-of-the-art banking facilities in Franklin (Cool Springs office) and Columbia (Northside office) to better serve our customers and take advantage of growing geographic areas in our local economy. We also set in motion the updating of our brand to "First Farmers," a decision which will be discussed more fully in next year's annual report. I urge you to examine this report to review our successful results throughout 2009.


NET INCOME
dollars in millions
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
2004
2005
2006
2007
2008
2009

Of course, such results would not be possible were it not for outstanding leadership from our board, the enduring commitment from our highly experienced leadership team and the continued hard work of our loyal employees. The combined strength and contribution of these groups cannot be matched. I want to say a special thanks to each of them and acknowledge what they've accomplished in a very difficult year.

Let me close with a thought. It's easy to grow a bank. It's challenging to grow a bank and remain profitable. But to do so in a year like 2009, regarded as the worst economic year since the Great Depression, is exceptionally challenging. Fortunately, at First Farmers we're surrounded by talented people who make results like those of 2009 possible. Thank you for your continued loyalty to First Farmers and Merchants Corporation.

T. Randy Stevens

T. Randy Stevens
Chairman and CEO,
First Farmers and Merchants Corporation


T. Randy Stevens
CHAIRMAN AND CEO
FIRST FARMERS AND MERCHANTS CORPORATION/ FF&MB


Timothy E. Pettus
PRESIDENT
FIRST FARMERS AND MERCHANTS CORPORATION/ FF&MB


Kenneth A. Abercrombie
RETIRED, PRESIDENT
LORETTO CASKET CO., INC.


James L. Bailey
MAYOR
MAURY COUNTY, TENNESSEE


M. Darlene Baxter
VICE PRESIDENT - AFFILIATE SERVICES
MAURY REGIONAL MEDICAL CENTER


H. Terry Cook, Jr.
PRESIDENT
COOK PROPERTIES, INC.


Thomas Napier Gordon
ATTORNEY AND MANAGING PARTNER
GORDON BROTHERS PROPERTIES


Dr. O. Rebecca Hawkins
RETIRED, PRESIDENT
COLUMBIA STATE COMMUNITY COLLEGE


Dr. Joseph W. Remke, III
OPTOMETRIST


Matthew M. Scoggins, Jr.
CEO
TENNESSEE FARMERS INSURANCE COMPANIES


W. Lacy Upchurch
PRESIDENT
TENNESSEE FARM BUREAU FEDERATION


William R. Walter
RETIRED, CEO
MAURY REGIONAL HEALTHCARE SYSTEMS


Dan C. Wheeler
RETIRED, DIRECTOR
UT CENTER FOR PROFITABLE AGRICULTURE


Dr. David S. Williams
ORTHODONTIST


W. Donald Wright
PHARMACIST


Flavius A. Barker
RETIRED, PRESIDENT
TENNESSEE FARM BUREAU
FEDERATION


Harlan Bowsher
RETIRED
GENERAL ELECTRIC
CORPORATION


Hulet Chaney
RETIRED, CEO EMERITUS
TENNESSEE FARMERS
INSURANCE COMPANIES


Edwin W. (Wick) Halliday
FARMER


Waymon L. Hickman
SENIOR CHAIRMAN
FIRST FARMERS &
MERCHANTS BANK


Sam D. Kennedy
RETIRED, ATTORNEY
KENNEDY NEWSPAPERS


Tillman W. Knox
HALL & KNOX MINING
COMPANY


Joe E. Lancaster
RETIRED, CEO
TENNESSEE FARMERS
INSURANCE COMPANIES


O'Neill D. Moore
RETIRED, SENIOR VICE PRESIDENT
FIRST FARMERS &
MERCHANTS BANK


Virgil H. Moore, Jr.
SENIOR CHAIRMAN
FIRST FARMERS &
MERCHANTS BANK


Dr. Harold S. Pryor
RETIRED, PRESIDENT
COLUMBIA STATE
COMMUNITY COLLEGE


James S. Putman
RETIRED, PRESIDENT
TENNESSEE FARM BUREAU
FEDERATION


John P. Tomlinson, III
CHIEF ADMINISTRATIVE OFFICER
FIRST FARMERS &
MERCHANTS BANK


David I. Wise
RETIRED, SENIOR VICE PRESIDENT
FIRST FARMERS &
MERCHANTS BANK

Not pictured:

Joe W. Hawkins
RETIRED, PRESIDENT
TENNESSEE FARM BUREAU FEDERATION

FIRST FARMERS CELEBRATES ITS FIRST CENTURY

What began in Mt. Pleasant, Tennessee, in 1909 as Farmers & Merchants Bank, and has grown to include almost 300 employees, a headquarters and 17 branch offices, celebrated its 100th anniversary on July 26th.

"First Farmers & Merchants Bank has been successful because of a thorough dedication to community service and doing everything we can to help the people of Middle Tennessee succeed," said T. Randy Stevens, Chairman and Chief Executive Officer, First Farmers & Merchants Bank. "Over the last one hundred years, we've been fortunate to have visionary leaders and Board members who have made smart decisions, as well as committed employees who have turned those decisions into reality. But we've also had the benefit of loyal shareholders and faithful customers. All of these folks have joined together to help our bank thrive for one hundred years and they'll be what sustains us for one hundred more."


100
F&M
FIRST FARMERS &
MERCHANTS BANK
Member FDIC
1909-2009

EMPLOYEE PICNIC RECOGNIZES A CENTURY OF SERVICE

On June 13th, three hundred employees, Board members and shareholders, along with their families, gathered to celebrate the bank's 100 years of service.

"Few financial institutions anywhere in the nation today can claim to have successfully served their constituents for one hundred years," John P. Tomlinson, Chief Administrative Officer said. "It's been a devotion by employees to outstanding community and customer service that has helped us succeed and it will be that same commitment that will see us through a second century."



FIRST FARMERS EMPLOYEES FROM ALL 17 BRANCH OFFICES GATHER FOR A GROUP PHOTO DURING THEIR 100TH ANNIVERSARY PICNIC.



EXECUTIVE LEADERSHIP TEAM

FROM LEFT TO RIGHT:

JOHN P. TOMLINSON, III, CHIEF ADMINISTRATIVE OFFICER

T. RANDY STEVENS, CHAIRMAN AND CEO

TIMOTHY E. PETTUS, PRESIDENT

N. HOUSTON PARKS, GENERAL COUNSEL

CUSTOMERS JOIN THE PARTY AT BRANCH OFFICE BIRTHDAY BASHES

On July 24th, two days before the bank's actual birthday, the general public had their chance to join in the celebration at all 17 branch offices.

The festivities started in the morning at the Mt. Pleasant branch office — close to where the bank launched 100 years ago — with speeches, the Mt. Pleasant high school pep band, birthday cake, music, giveaways and a nod to a century of history. In the afternoon, the Northside Banking Center formally opened its doors with an open house/ribbon cutting attended by several hundred patrons.


Farmers Merchants National Bank
CONGRATULATIONS TO
FIRST FARMERS & MERCHANTS BANK
ON ITS 100 YEARS OF SERVICE.

THE DAILY HERALD PRODUCED A COMMEMORATIVE INSERT.

Birthday cake, refreshments, giveaways and a celebratory mood marked the day at the other 15 branch offices as customers dropped by to commemorate the special day along with the bank. Earlier in the week, *The Daily Herald* published a special 16-page newspaper insert documenting the bank's history in Middle Tennessee.

STEVENS TRACES THE BANK'S ROOTS

In October, First Farmers Chairman and CEO T. Randy Stevens and Maury County Historian Bob Duncan traveled to cemeteries in Columbia (Rose Hill Cemetery) and Lynnville (Brownlow Cemetery) where several members of the Brownlow family are buried. First Farmers founder, J.P. Brownlow, and his wife, Hester Jean Ussery Brownlow, are buried at Rose Hill. J.P.'s father, James, a highly successful pioneer farmer, carpenter and Primitive Baptist preacher, is buried at the old Brownlow Cemetery near Lynnville.


J. P. BROWNLOW
AUG. 17, 1841
OCT. 20, 1917

THE GRAVE OF FIRST FARMERS FOUNDER, J.P. BROWNLOW.

Stevens and Duncan then traveled into Lynnville to meet with Alabama natives Steve Boatright and his son, James, who are decedents of J.P. Brownlow. The two men have spent countless man hours cleaning and restoring the beautiful pioneer cemetery.

"It's always good to understand your history, and have a better sense of where you come from and the values your predecessors held," Stevens said. "I especially enjoyed hearing Mr. Boatright discuss Mr. Brownlow and his devotion to family and the bank he loved so much. J.P.'s institution is now entrusted to us and I believe we've built it into something he would be very proud to see."

100 YEARS ON DISPLAY

Five boards that capture the decade-by-decade history of First Farmers & Merchants Bank hung from July to December in the main office lobby, providing customers a better sense of the bank's history.

Compiled by employees, the boards featured a number of rare photos and memorabilia and were later moved to the Pryor Art Gallery at Columbia State Community College for public viewing.


WELCOME
100

M. HARVEY CHURCH, FIRST FARMERS MAURY COUNTY PRESIDENT, AND JANET F. SMITH, PHD., PRESIDENT, COLUMBIA STATE COMMUNITY COLLEGE, STAND AT THE ENTRANCE TO FIRST FARMERS' HISTORY DISPLAY AT THE COLLEGE'S CHERRY THEATER.

STACEY CROWELL BESTOWED HEART OF THE COMMUNITY AWARD



FINANCIAL SERVICES SPECIALIST STACEY CROWELL RECEIVES THE BANK'S 2009 HEART OF THE COMMUNITY AWARD FROM PRESIDENT TIM PETTUS.

In November 2007, Stacey Crowell's grandfather was diagnosed with cancer and died a brief five months later. But the grief Stacey and her family experienced through the ordeal motivated her to do something — become captain of First Farmers' Relay for Life team.

In that 2009 role, Stacey, who is a Financial Services Specialist at the Columbia main office, helped the bank raise approximately $8,000 through a number of fundraisers and participate in the May 29th Relay. The effort involved almost every Maury County employee of First Farmers and, as a result of her leadership, Stacey was awarded the 2009 First Farmers "Heart of the Community" Award.

An event that benefits the American Cancer Society, Relay for Life is an all-night walk held across the United States that helps people celebrate the lives of people who have battled cancer, remember loved ones lost and fight back against the disease. The First Farmers "Heart of the Community" Award is given annually to the employee who best exemplifies a giving spirit for the communities in which we live.

INNOVATION AWARD GIVEN TO FELICIA BROWN

Felicia Brown, a Treasury Management Specialist at the Locust Avenue branch office in Lawrenceburg, was awarded the 2009 First Farmers Innovation Award for work she did improving the bank's Remote Deposit Capture system, and, in the process, doubling the number of clients that use the service.

"Felicia is an excellent example of the smart, creative employees we have working at First Farmers and this award is just one way to recognize her efforts," said N. Houston Parks, First Farmers General Counsel, who conceived and implemented the award three years ago. "We also hope this award inspires a spirit of innovation throughout the bank so we're always bringing new and better ideas, concepts, programs and products to our customers."



TREASURY MANAGEMENT SPECIALIST FELICIA BROWN IS PRESENTED THE 2009 INNOVATION AWARD BY FIRST FARMERS GENERAL COUNSEL N. HOUSTON PARKS.

The bank's Remote Deposit Capture system was designed to help clients in locations far outside of Middle Tennessee make deposits from their office. Knowing the program could be improved, Brown led a group that made it an all-electronic process, developed stronger procedural and customer service steps, implemented additional training and expanded customer technical support. In one year, the system doubled its client base and the bank is now anticipating utilization to double once more over the next six months.



MARKETS LEADERSHIP TEAM

FROM LEFT TO RIGHT:
WILLIAM F. WHITE, JR., SENIOR EXECUTIVE RETAIL/BUSINESS BANKING
BARBARA CAPPS, MARSHALL COUNTY SENIOR BANKING EXECUTIVE
PAUL T. BUTTS, JR., FIRST VICE PRESIDENT AND BRANCH ADMINISTRATOR
CARLA F. HINSON, HICKMAN COUNTY SENIOR BANKING EXECUTIVE
TIMOTHY E. PETTUS, PRESIDENT
LARRY D. BROWN, LAWRENCE COUNTY SENIOR BANKING EXECUTIVE
CAROL C. THOMPSON, VICE PRESIDENT, DICKSON COUNTY
M. HARVEY CHURCH, MAURY COUNTY PRESIDENT
MARCUS F. HOUSTON, GILES COUNTY SENIOR BANKING EXECUTIVE
R. CRAIG HOLLAND, WILLIAMSON COUNTY PRESIDENT



MANAGEMENT TEAM

FRONT ROW: **N. HOUSTON PARKS**, GENERAL COUNSEL; **T. RANDY STEVENS**, CHAIRMAN AND CEO; **TIMOTHY E. PETTUS**, PRESIDENT; **JOHN P. TOMLINSON, III**, CHIEF ADMINISTRATIVE OFFICER

BACK ROW: **JASON N. BLEDSOE**, SENIOR CREDIT ADMINISTRATION OFFICER; **R. CRAIG HOLLAND**, WILLIAMSON COUNTY PRESIDENT; **M. HARVEY CHURCH**, MAURY COUNTY PRESIDENT; **JOHN T. COTHAM**, EXECUTIVE VICE PRESIDENT/HUMAN RESOURCES; **WILLIAM F. WHITE, JR.**, SENIOR EXECUTIVE, RETAIL/BUSINESS BANKING; **PAUL T. BUTTS, JR.**, FIRST VICE PRESIDENT AND BRANCH ADMINISTRATOR; **BRIAN K. WILLIAMS**, SENIOR EXECUTIVE COMMERCIAL BANKING; **MICHAEL L. AYER**, SENIOR CREDIT POLICY OFFICER; **PATRICIA P. BEARDEN**, CHIEF FINANCIAL OFFICER/ CASHIER; **BARRY B. WHITE**, SENIOR TRUST OFFICER; **LINDA L. HICKS**, FIRST VICE PRESIDENT AND DIRECTOR OF OPERATIONS

The First Farmers Innovation Award is given annually to the employee who makes the most significant innovation in the delivery of products and services to the bank's customers.

T. RANDY STEVENS JOINS ELITE GROUP OF STATE BANKING LEADERS

In an exciting surprise at the bank's 27th annual shareholders meeting in April, it was announced that First Farmers Chairman and CEO T. Randy Stevens had been named a Leader in Banking Excellence by the Tennessee Bankers Association (TBA).

"Randy's dedication to First Farmers & Merchants is extraordinary," said Brad Barrett, TBA president. "One of the main missions of the Tennessee Bankers Association is to encourage our members to be involved in improving our industry and in making their communities better places to work and live. Randy has devoted his life to the bank and the community. We hope this award will be an inspiration to other bankers across the state."

The award recognizes exceptional bankers throughout Tennessee's history who have excelled in banking, community service and civic involvement. With the honor, Stevens joined an elite group of men and women that include Virgil H. Moore, Jr. and Waymon L. Hickman.


T. Randy Stevens

A PROUD FIRST FARMERS CHAIRMAN AND CEO T. RANDY STEVENS STANDS WITH HIS FAMILY FOLLOWING HIS INDUCTION AS A LEADER IN BANKING EXCELLENCE BY THE TENNESSEE BANKERS ASSOCIATION.

BANK ATTRACTS, PROMOTES EXPERTISE FOR GROWTH

Despite a difficult economy and enormous pressures on banks in 2009, growth was evident at First Farmers as a number of experienced leaders are now in new positions to ready our institution for growth in its second century.

Dalton M. Mounger, a Columbia attorney, and ***Trent Ogilvie***, Executive Director of the Columbia Housing Authority, were appointed to the First Farmers Advisory Board of Maury County.

In January, ***N. Houston Parks*** was named General Counsel for First Farmers. Chief Operating Officer for the bank since 2005, Parks is now providing counsel and direction on legal, risk management, vendor management and strategic planning issues affecting all areas of the bank's operation. He was also named to the Maury Regional Medical Center Board of Trustees in 2009.

Barry B. White, previously First Farmers' Marshall County President, was named Senior Trust Officer to lead the bank's Trust and Financial Management Department. Stepping into White's shoes at the First Farmers branch office in Lewisburg was ***Barbara Capps***. She was previously Retail Relationship Manager and now is Marshall County Senior Banking Executive.

Miriam Green was named Branch Manager II at the Locust Avenue branch office of First Farmers Lawrenceburg, moving from the First Farmers Bank in Loretto where she had been Administrative Assistant.

Relationship Manager for the Cool Springs branch office since 2007, ***Melissa Goodman*** was promoted in August to Business Banking Relationship Officer. She was also named to the Board of Directors of the Medius Circle, an organization of the United Way of Williamson County which focuses on improving the quality of life in Williamson County neighborhoods.

The Cool Springs office also attracted two long-time Franklin bankers to the First Farmers Commercial Banking team. ***Chuck Isaacs***, most recently Senior Vice President/Chief Lending Officer at Community First Bank & Trust in Columbia, joined as Senior Commercial Relationship Manager and will help the Williamson County bank foster closer relationships with businesses throughout the county. ***Deborah Tilford*** will serve as the Commercial Portfolio Officer for the Commercial Banking team, with duties to include underwriting and portfolio management support.

Finally, ***Amy Delk*** was named Treasury Management Specialist for the bank's Commercial Banking Team, coming from a position as Vice President/Private Banker at Fifth Third Bank, Nashville.

MARSHALL COUNTY ADVISORY BOARD



from left to right:
BARRY B. WHITE, SENIOR TRUST OFFICER
TERRY W. JACKSON
WISTA M. CRAWFORD
NANETTE P. TODD
ELIZABETH T. MCDOW
ROBERT M. BEECH
HERBERT R. BIVENS

ACHIEVEMENT AWARD WINNER

Dr. Gwendolynne Smith Jackson, a Knoxville veterinarian and Columbia native, was named the inaugural First Farmers & Merchants Bank Achievement Award recipient in special ceremonies at the bank on August 14th.

Intended to annually recognize individuals with Middle Tennessee roots who have been quiet but effective achievers, the award honors people whose integrity and successes are representative of both the American spirit and the values of First Farmers, especially at this time of economic hardship.

"Gwen will represent the ideals of this award very well," Stevens said. "She's an achiever, an influencer and just an all-round great person who has touched the lives of a lot of people. In addition to her being an entrepreneur, I've been especially impressed at what she quietly has done with youths who need a listening ear. That's exactly what we do every day at First Farmers - listen to customers and find a way to help them better their lives or achieve their dreams."



FIRST FARMERS CHAIRMAN AND CEO T. RANDY STEVENS STANDS WITH DR. GWENDOLYNNE SMITH JACKSON, THE INAUGURAL WINNER OF THE FIRST FARMERS ACHIEVEMENT AWARD.

BANK LAUNCHES SENIOR MANAGEMENT LEADERSHIP ACADEMY

It's one thing to manage. It's another thing to lead. And in 2009, First Farmers senior management implemented a new educational effort to know the difference and identify others to assist in taking the bank into its second century.

The First Farmers Senior Management Leadership Academy was launched in January 2009 to aid the Bank's four executive team members and 12-member senior leadership team in exploring the attitudes and skills essential for superior leadership performance. From "Vision and Creativity," to "Building Companies that Last," to "Motivating Oneself and Others," the once-a-month classes featured eleven different presentations on a variety of essential, leadership-related subjects.

"As we enter our second century, we're going to need more leaders in our ranks to help move our organization forward as a unified, customer-driven bank," said N. Houston Parks, General Counsel and developer of the Academy. "If we all recognize good leadership qualities, we'll not only emulate them ourselves, but identify others with great potential who can help us succeed."



GILES COUNTY ADVISORY BOARD

FROM LEFT TO RIGHT:
BOBBY POWELL
JOE FOWLKES
VICKI BARNETTE
DON MASSEY
DR. HUGH HERRINGTON
JIMMY FERRELL
MARCUS HOUSTON, GILES COUNTY SENIOR BANKING EXECUTIVE
WILLIAM PRESTON MURREY, III

BANK SUPPORTS COMMUNITY EFFORT TO REHABILITATE HOMES, NEIGHBORHOODS

To First Farmers, banking reaches far beyond a bank's four walls. And participation in "People Helping People," a program launched in 2009 with several Columbia churches and the Tennessee Housing Development Agency (THDA) to help rehabilitate homes in east Columbia, is a great example of that.

In August, First Farmers hosted the group's organizational meeting where participants reported their recent successes at rehabilitating homes.

The bank subsequently donated $30,000 as a challenge gift to help residents repair their homes, with Maury Hills Church offering an additional $3,000. The state, through the THDA, matches local-donated support, and the South Central Tennessee Workforce Alliance determines who qualifies for the state aid.

"This is community service at its best," said M. Harvey Church, First Farmers Maury County President. "Helping the people of east Columbia revitalize their community is a great step in ensuring a strong, vibrant Columbia. When communities are resilient, banks and businesses succeed. Beyond the obvious of simply helping people who need help, getting involved in this effort makes great sense to us."

COOL SPRINGS BRANCH OFFICE HOLDS SEMINAR SERIES FOR WOMEN ENTREPRENEURS

First Farmers Cool Springs office and its Ladies Who Launch partner joined together in 2009 to offer a series of business round tables for women entrepreneurs.

Intended to provide practical information and networking opportunities for women launching new businesses, the sessions are open to all women and are not restricted to First Farmers customers.

"With the languishing economy, many women are considering starting their own business, either out of a sense of real opportunity or necessity," said Melissa Goodman, Business Banking Relationship Officer, First Farmers Cool Springs. "Either way, these female entrepreneurs are seeking advice and information to help them better prepare for their launch and ongoing operations. We see this as an opportunity to help them succeed and build future customers in the process."

FIRST FARMERS UNDERWRITES COLUMBIA STATE 2009-2010 PERFORMANCE SERIES

With a gift of $20,000, First Farmers & Merchants Bank stepped to center stage as the title sponsor of the Columbia State Community College 2009-2010 Performance Series to ensure Middle Tennesseans will be able to enjoy live entertainment at the College's Cherry Theater.

MAURY COUNTY ADVISORY BOARD

FROM LEFT TO RIGHT:
DR. BILL THRASHER
DALTON MOUNGER
RUSS PARKES
DR. A. LEE HUNTER
EMILY MC KNIGHT
CLIFF WALKER
ROBERT OTWELL
JANET SMITH
JIMMY LANGSDON
M. HARVEY CHURCH, MAURY COUNTY PRESIDENT
H. THOMAS LUCAS
TRENT OGILVIE



Past series have featured an assortment of renowned national and international theatrical and musical performances with groups and individuals from Russia, Ireland, Canada, and a number of U.S. cities. The Nashville Symphony, Cumberland Playhouse and even the Platters have been a part of the cultural showcase.

"We're proud to help bring great artistic performances to the community through Columbia State's Performance Series," said M. Harvey Church, First Farmers Maury County President. "The performing arts round out the life of a community and the gift of this series by Columbia State provides citizens entertainment they sometimes might not get to enjoy. With our commitment to community service, underwriting the season for the benefit of all Middle Tennesseans just seemed a natural for us."

UGGLA & WEATHERS GOLF TOURNEY SWINGS BIG FOR BOYS & GIRLS CLUB

The Maury County Boys and Girls Club is on a little more secure financial footing thanks to Major Leaguers Daniel Uggla and David Weathers, 51 company/individual sponsors from Middle Tennessee, 144 golfers and First Farmers. The First Annual Daniel Uggla & David Weathers Golf Tournament, held on November 9th at Graymere County Club, raised $10,000 for the Columbia non-profit organization.

"We're exceptionally grateful to everyone who came out and supported this fundraiser," said Tim Pettus, president of First Farmers & Merchants Bank, who organized the event. "The Boys and Girls Club does a great job enhancing the development of kids by instilling a sense of competence, usefulness, belonging and influence. This tournament – and the resulting financial gift to the Club – will hopefully go far in making a difference in the lives of a lot of young men and women in Maury County."


First Farmers & Merchants Bank
Daniel Uggla
1025
Nov 9, 2009
BOYS AND GIRLS CLUB
$ 10,000
ten thousand dollars
F&M
Daniel Uggla

FIRST FARMERS PRESIDENT TIM PETTUS, LEFT, PRESENTS A $10,000 CHECK TO BOYS & GIRLS CLUB OF MAURY COUNTY DIRECTOR JOHN STEPHENS, THE PROCEEDS FROM THE FIRST ANNUAL DANIEL UGGLA & DAVID WEATHERS GOLF TOURNAMENT.

Florida Marlins All-Star Second Baseman Daniel Uggla and 19-year veteran Milwaukee Brewers Pitcher David Weathers hosted the 36-team golf scramble.

DONATIONS HELP NUMEROUS AREA NON-PROFIT ORGANIZATIONS

Despite the challenges of a declining economy, First Farmers continued to donate in 2009 to various non-profit organizations including:

- The ***Maury Regional Healthcare Foundation*** for a neonatal simulator to help healthcare professionals learn how to resuscitate premature infants.
- The ***Horace O. Porter Scholarship Association***, which provides college scholarships to Maury County high school graduates.
- ***CASA of Maury County***, a local chapter of the National Court Appointed Special Advocate (CASA) Association, which supports and promotes court-appointed volunteer advocacy for abused and neglected children.
- The ***Pregnancy Center of Columbia*** to support the annual benefit dinner to further the pro-life focus of helping women through their unplanned and unwanted pregnancies.
- The ***Train Stop Storytelling Festival*** to encourage lifelong reading and the preservation of storytelling.
- The Polk & Putt Golf Tournament benefiting the ***James K. Polk Home***, to help underwrite some of the Home's annual operating expenses.

NORTHSIDE BANKING CENTER OFFERS NEW GATEWAY OFFICE

What is hoped to be the cornerstone of commerce on the north side of Columbia opened its doors on July 24th as community leaders, customers and employees attended ribbon cutting ceremonies at the new Northside Banking Center.

"This office should be an excellent center for our customers, offering them a number of conveniences and support intended to make banking truly satisfying," said Harvey Church, First Farmers Maury County President. "We're grateful to the enthusiastic citizens of the area who have loyally supported us through the years. Now they have an office that can address their financial needs in a setting that's both convenient and state-of-the-art."


FIRST FARMERS & MERCHANTS BANK

AT THE GATEWAY TO NORTH COLUMBIA STANDS FIRST FARMERS' NORTHSIDE BRANCH OFFICE.

OFFICE OPENS, QUICKLY SURPASSES ITS PLAN

No sooner had the new 5,600-square-foot financial center in Cool Springs opened than the branch began surpassing even its own expectations.



FIRST FARMERS CHAIRMAN AND CEO T. RANDY STEVENS CUTS THE RIBBON OPENING THE BANK'S NEWEST BRANCH OFFICE, THE COOL SPRINGS FINANCIAL CENTER.

A little over nine months after its March 10th ribbon cutting, the First Farmers Cool Springs Financial Center had exceeded $70 million dollars in total loans and deposits – over three times original projections.

"There are a number of reasons why I believe we've succeeded," said Williamson County President R. Craig Holland. "For one, customers are attracted to a bank that has a reputation for being safe and sound, which is clearly an attribute First Farmers has nurtured during its 100 year history. But even more is the caliber of our team. When we entered this market, we did it right and organized a strong group of experienced bankers dedicated to providing superior customer service along with an excellent Advisory Board."

As First Farmers' seventeenth branch office, the financial center offers in-branch and drive-thru retail banking, private

LAWRENCE COUNTY ADVISORY BOARD

LEFT TO RIGHT, FRONT ROW:
RONNIE MCMASTERS
JIM WHITE
JONATHAN EDWARDS
SHEILA FRISBIE
BARRY DOSS
LARRY BROWN, LAWRENCE COUNTY SENIOR BANKING EXECUTIVE

LEFT TO RIGHT, BACK ROW:
DAVID WEATHERS
BLAKE LAY
BEN BOSTON
STAN THREET



banking, commercial banking, online banking, mortgage lending and trust & investment services, and the newest technology in document storage -- self-service safe deposit boxes utilizing palm recognition technology.

EDUCATION AND TRAINING REMAIN CRITICAL COMPONENT OF BANK'S GROWTH

A knowledgeable workforce can be a huge competitive advantage in a crowded marketplace. And that's one of the reasons First Farmers remained committed in 2009 to the continued education of its employees.

First Farmers University, which educates employees in all aspects of the banking industry, held its sixth class since the program's inception. More than a third of the company's employee base has participated in classes that range from an "Introduction to the bank's strategic plan" to "The bank of tomorrow" to "Lending" to "Profitability" as a way to ground employees from top to bottom in what matters most for the bank's success.

"This program is a great way for the bank to share our values, history and culture," said Tim Pettus, President, First Farmers. "Having everyone on the same page when it comes to understanding who we are and what's important to us will go far in delivering our success. It's also a great way for us to get to know employees and build a strong team in the process."

The voluntary, six-month-long program features twice-a-month meetings and continues to have a waiting list of employees wishing to participate.

First Farmers also continued its program of post-collegiate banking education for up-and-coming leaders. In 2009, three employees continued a two-year course of study at the Tennessee Bankers Association's (TBA) Southeastern School of Banking, one finished up a similar program at the TBA's Southeastern School of Commercial Lending, four continued in the three-year program at the Graduate School of Banking at Louisiana State University (LSU) and three continued their three-year trust program at the Cannon Financial Institute.



THE LATEST FIRST FARMERS UNIVERSITY CLASS STANDS WITH FIRST FARMERS PRESIDENT TIM PETTUS.



WILLIAMSON COUNTY ADVISORY BOARD

FROM LEFT TO RIGHT:
R. CRAIG HOLLAND, WILLIAMSON COUNTY PRESIDENT
RICK WATSON
BETSY KOHAN
CRAIG REED
SCOTT MURPHY
DON CAIRE

SOLID 2008 PERFORMANCE REPORTED AT ANNUAL SHAREHOLDERS MEETING

At its 27th annual shareholders meeting on April 24th, First Farmers and Merchants Corporation celebrated its second best financial year on record for net income and deposits and the best year ever for loans, assets and shareholder equity.

At the end of 2008, First Farmers and Merchants Corporation reported consolidated total assets of approximately $911 million, an increase of 10.7 percent or $88 million since December 31, 2007. Net loans were $586.9 million, representing an increase of $94.1 million, or 19.1 percent, over the previous year's loans during the same period. Total deposits increased $45.9 million, or 6.6 percent, to $744.9 million when compared to December 31, 2007. Total shareholders' equity increased to just over $107 million with earnings per share up from $1.51 to $1.63. Net income was $9.2 million, an increase of $587,000 over the same period the previous year.

"These results speak volumes about our employees and how we operate our bank," said T. Randy Stevens, Chairman and CEO of First Farmers. "In difficult times, it takes adherence to proven processes and long-term philosophies -- in combination with employees who will go the extra mile in giving customers great service -- to realize such outcomes."

FIRST FARMERS IS SAFE AND SOUND

Thomas H. Fitzgerald, Jr., President and Chief Investment Officer of T.H. Fitzgerald & Co., which has guided a portion of the bank's investments intermittently since 1991, congratulated the bank on its 100th anniversary.

"We do believe," Fitzgerald said, "that First Farmers extraordinary banking accomplishments, which have distinguished its first one hundred years of service to its broadening community, will be but a prelude to even greater growth – through safe and secure banking practices – during the years ahead as it embarks on its second one hundred years of banking leadership."



T. H. FITZGERALD & CO.'S TOM RIANHARD HOLDS A REPLICA WALL STREET BULL, A GIFT FROM FIRST FARMERS TO THE FIRM THAT HAS SUCCESSFULLY MANAGED ONE OF THE FUNDS OF THE BANK'S TRUST DEPARTMENT.

TRUST AND FINANCIAL MANAGEMENT TEAM

FROM LEFT TO RIGHT:
STEPHEN K. HUGHES, SENIOR TRUST ADMINISTRATIVE OFFICER
KIM A. BOONE, SENIOR PERSONAL TRUST OFFICER
LINDA THOMASON, VICE PRESIDENT AND TRUST OFFICER
AMY B. VAUGHT, ASST. VICE PRESIDENT AND TRUST OFFICER
RICK J. MULLEN, FIRST VICE PRESIDENT AND TRUST OFFICER
ROSEANN G. WILLIAMS, SENIOR BENEFITS TRUST OFFICER
APRIL BOBB, ASSISTANT TRUST OFFICER
BARRY B. WHITE, SENIOR TRUST OFFICER



**ALMOST AS NICE AS
REPEAT BUSINESS... REPEAT ACCOLADES**

For the sixth year in a row, readers of *The Daily Herald* named First Farmers as the Maury County bank with the best customer service.

"With our focus on delivering superior customer service, its nice to see that consumers are recognizing our devotion to doing all we can to earn and keep their business," said John Tomlinson, First Farmers Chief Administrative Officer. "I've seen employees throughout all seventeen branch offices go the extra mile to help people have a good experience when banking with us. In addition to winning nice awards like this, that characteristic is also helping impact our bottom line. You probably can't get much better than that!"

THANK YOU
MAURY COUNTY.



We're so proud of being selected as having the Best Bank Service.

Especially since this honor comes from the people we try hardest to please.

You. Come in or visit us online at fandmbank.com.


F&M
First Farmers &
Merchants Bank



HICKMAN COUNTY ADVISORY BOARD

FROM LEFT TO RIGHT:
JOHNNIE RUTH ELROD
WILLIAM DANNY ROCHELLE
ROBERT L. HAVILAND
DENNIS W. BASS
T. MELVIN MAYS
CARLA F. HINSON, SENIOR BANKING EXECUTIVE
LOUISE GREEN

2009 OFFICERS

T. RANDY STEVENS, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

TIMOTHY E. PETTUS, PRESIDENT

JOHN P. TOMLINSON, III, CHIEF ADMINISTRATIVE OFFICER

N. HOUSTON PARKS, GENERAL COUNSEL

JOHN T. COTHAM, EXECUTIVE VICE PRESIDENT/HUMAN RESOURCE

MICHAEL L. AYER, SENIOR CREDIT POLICY OFFICER

M. HARVEY CHURCH, MAURY COUNTY PRESIDENT

BARRY B. WHITE, SENIOR TRUST OFFICER

LESLIE R. BROOKS, III, SENIOR COMMERCIAL RELATIONSHIP MANAGER

MARTHA M. MCKENNON, VICE PRESIDENT AND EXECUTIVE ASSISTANT

PATRICIA P. BEARDEN, CHIEF FINANCIAL OFFICER/CASHIER

BRIAN K. WILLIAMS, SENIOR EXECUTIVE COMMERCIAL BANKING

NORMA L. ALDRIDGE, FIRST VICE PRESIDENT

RICHARD R. BENSON, VICE PRESIDENT

JASON BLEDSOE, SENIOR CREDIT ADMINISTRATION OFFICER

APRIL T. BOBB, ASSISTANT TRUST OFFICER

KIM A. BOONE, SENIOR PERSONAL TRUST OFFICER

LARRY D. BROWN, LAWRENCE COUNTY SENIOR BANKING EXECUTIVE

PAUL T. BUTTS, JR., FIRST VICE PRESIDENT, BRANCH ADMINISTRATOR

BARBARA CAPPS, MARSHALL COUNTY SENIOR BANKING EXECUTIVE

W. GAIL CATHEY, VICE PRESIDENT

JOANNA L. CHANDLER, AUDIT OFFICER

SHELA G. CHESSOR, VICE PRESIDENT

JODY CLAIBORNE, LOAN SUPPORT OFFICER

ROBERT M. CREWS, JR., VICE PRESIDENT

KATHLEEN A. CRICK, TRAINING OFFICER

DAVID M. EDWARDS, FIRST VICE PRESIDENT

SUZANNE ESTES, ASSISTANT VICE PRESIDENT

TIBY COPE FERGUSON, VICE PRESIDENT/DIRECTOR OF MARKETING

DONNA C. GANDEE, VICE PRESIDENT

MICHELLE GARDNER, ASSISTANT VICE PRESIDENT

MIRIAM T. GREEN, BRANCH MANAGER II

MELISSA GOODMAN, BUSINESS BANKING RELATIONSHIP OFFICER

BILLY R. HARVEL, VICE PRESIDENT

JUDY M. HICKMAN, ASSISTANT BRANCH ADMINISTRATOR

LINDA L. HICKS, FIRST VICE PRESIDENT/DIRECTOR OF OPERATIONS

CARLA HINSON, HICKMAN COUNTY SENIOR BANKING EXECUTIVE

R. CRAIG HOLLAND, WILLIAMSON COUNTY PRESIDENT

MARCUS F. HOUSTON, GILES COUNTY SENIOR BANKING EXECUTIVE

STEPHEN K. HUGHES, SENIOR TRUST ADMINISTRATIVE OFFICER

CHARLES F. ISAACS, SENIOR COMMERCIAL RELATIONSHIP MANAGER

PATRICK KLESEL, ASSISTANT VICE PRESIDENT/BRANCH MANAGER

R. LARRY LOVE, VICE PRESIDENT

ROBERT C. MATTHEWS, CONTROLLER

MARIE E. MCGREW, INTERNAL CONTROLS OFFICER

CAROL D. MESSER, BRANCH MANAGER, RETAIL LENDING

RICHARD J. MULLEN, FIRST VICE PRESIDENT AND TRUST OFFICER

JUDY M. MUSGRAVE, BANKING OFFICER

LINDA PEARSON, VICE PRESIDENT

LANA C. PRESTON, VICE PRESIDENT

JOSEPH E. REEVES, JR., FIRST VICE PRESIDENT

BRENDA S. RISNER, ASSISTANT VICE PRESIDENT

C. LYNN ROSS, BANKING OFFICER

KATHY ROSSON, COMMERCIAL BANK OFFICER

RICHARD SEVIER, SENIOR COMMERCIAL RELATIONSHIP MANAGER

C. STACEY SHEDD, VICE PRESIDENT

ANITA G. SIMMONS, MANAGER OF MANAGEMENT INFORMATION SYSTEMS (MIS)

TERRY D. SKILLINGTON, ASSISTANT VICE PRESIDENT

GLYNIS D. SMITH, SECURITY/AUDIT OFFICER

LARISSA THOMAS, BANKING OFFICER

LINDA THOMASON, VICE PRESIDENT/TRUST OFFICER

CAROL C. THOMPSON, VICE PRESIDENT

DEBORAH TILFORD, COMMERCIAL PORTFOLIO OFFICER

GAIL E. TINDALL, CHIEF COMPLIANCE OFFICER

SHANNON TIDWELL, INFORMATION TECHNOLOGY OFFICER

AMY VAUGHT, ASSISTANT VICE PRESIDENT/TRUST OFFICER

TERESA WALKER, BANK MANAGER

PAM WHITE, ASSISTANT CONTROLLER

WILLIAM F. WHITE, JR., SENIOR EXECUTIVE RETAIL/ BUSINESS BANKING

ROSEANN G. WILLIAMS, SENIOR BENEFITS TRUST OFFICER

JULIA R. WOLAVER, VICE PRESIDENT & OFFICE MANAGER

MCCOY ZACHRY, CREDIT OFFICER & MANAGER OF SPECIAL ASSETS

DICKSON COUNTY:
WHITE BLUFF
White Bluff Office & ATM
2011 Highway 47 North
(615) 797-3153

GILES COUNTY:
PULASKI
Martin House Office & ATM
302 South Second St.
(931) 363-3830

HICKMAN COUNTY:
BON AQUA
East Hickman Office & ATM
9512 Highway 46
(931) 670-0090

CENTERVILLE
Centerville Office & ATM
116 Church St.
(931) 729-3522

LAWRENCE COUNTY:
LAWRENCEBURG
Locust Avenue Office & ATM
1501 North Locust Avenue
(Open Saturday)
(931) 762-6490
Crockett Office & ATM
116 West Gaines St.
(931) 766-5650

LORETTO
Loretto Office & ATM
201 S. Military St.
(931) 853-4358

MARSHALL COUNTY:
CHAPEL HILL
Chapel Hill Office & ATM
214 Horton Pkwy. North
(931) 364-2062

LEWISBURG
Ellington Office & ATM
260 North Ellington Pkwy.
(Open Saturday) (931) 359-6222

MAURY COUNTY:
COLUMBIA
Main Office & ATM
816 South Garden Street
(931) 388-3145 or
1-800-882-8378
Campbell Plaza Office – Kroger ATM
1202 South James Campbell Blvd.
(Open Saturday)
(931) 380-8278
Hatcher Lane Office & ATM
1501 South James Campbell Blvd.
(Open Saturday)
(931) 380-8260
High Street Drive-Through
515 N. High St.
(931) 380-8291
Northside Office & ATM
901 Nashville Hwy.
(Open Saturday)
(931) 380-8340
MT. PLEASANT
Mt. Pleasant Office & ATM
128 North Main St.
(931) 379-3292

SPRING HILL
Spring Hill Office & ATM
5398 Main St.
(931) 486-2212
or 1-866-727-4455

WILLIAMSON COUNTY:
FRANKLIN
Cool Springs Office & ATM
300 Billingsly Court
(615) 771-6484

ADDITIONAL ATMS ARE LOCATED AT:
Maury Regional Medical Center, Columbia*
Columbia State Community College*
Columbia Quik Mart*, 1517 Hampshire Pike
Lawrenceburg Crockett Hospital*
Lawrenceburg Quik Mart*, 710 East Gaines Street
Lawrenceburg Super Stop*, 1904 West Gaines Street
Lewisburg Downtown, 121 Second Avenue South
Lewisburg On the Run Market*, 1550 Franklin Pike
Marshall Plaza*, 1748 Mooresville Hwy
Tennessee Farm Bureau 147 Bear Creek Pike

* Cash dispenser only

FIRST FARMERS AND MERCHANTS BANK SERVICE AREA


Montgomery County
Houston County
Dickson County
White Bluff
Cheatham County
Humphreys County
East Hickman
Williamson County
Franklin
Centerville
Spring Hill
Hickman County
Rutherford County
Perry County
Maury County
Columbia
Chapel Hill
Lewis County
Bedford County
Mt. Pleasant
Lewisburg
Marshall County
Lawrence County
Wayne County
Lawrenceburg
Giles County
Pulaski
Lincoln County
Loretto
Bank Locations

A BANK & ...

CELEBRATE A CEN... GROWTH AN...

1872

Giles County native John Polk (J.P.) Brownlow opens a mercantile business and bank in Missouri.



1891

Back in Tennessee, J.P. Brownlow opens Mt. Pleasant Bank & Trust.

1893

Brownlow's bank survives financial panic and depression to become the area's only surviving bank.

1894

J.P. opens second bank in Columbia; changes name of both to "Farmers & Merchants Bank." His son, Cecil A. Brownlow, runs the original bank in Mt. Pleasant.

1944

Clarence Whelchel is named by the Board and the retiring C.A. Brownlow as President of the Mt. Pleasant Bank, attracting him away from Commerce Union Bank in Columbia.

1946

Whelchel begins to expand Farmers & Merchants Bank, opening its first branch in Spring Hill.



1949

Joe Frank Porter, who had retired in 1946 as the founder and head of the Tennessee Farm Bureau Federation, is enticed by Whelchel to become President of Farmers & Merchants Bank. Whelchel becomes the bank's CEO.

1963

A new headquarters building is built for the bank in downtown Columbia.

1964

FF&M's first suburban branch is opened at Hatcher Lane and Mt. Pleasant Pike.



1965

Clarence Whelchel retires as President of the bank and endorses Virgil Moore as his hand-picked successor.

1969

Waymon Hickman opens the first Trust Department in Tennessee outside the state's major cities.

1992

The bank expands into Hickman Co. with a branch in Centerville.

1994

FF&M upgrades their computer systems, transferring data operations to a personal computer system to take advantage of the internet's growing banking potential.

1995

Hickman named Chairman of the Board and CEO. T. Randy Stevens is named Chief Operating Officer and President of the bank.

1999

Dickson County is added to FF&M's service area and the East Hickman office is opened.



ITS ROOTS

TURY OF BANKING
D STABILITY


BANK
BANK

1907

Both banks survive crash of 1907 by selling scrip, rather than allow a run on the bank.

1909

J.P. decides to retire and sells the Columbia bank to Maury National Bank; C.A. re-charters the bank that will ultimately become First Farmers & Merchants Bank; he continues to head the Mt. Pleasant bank.

1929

C.A. nurtures Farmers & Merchants Bank in Mt. Pleasant through economic crisis, uncertainty, the Depression and two world wars.

1950

Whelchel and Porter open another branch of Farmers & Merchants in downtown Columbia and re-charter the corporation as "Farmers & Merchants Bank of Columbia." The Columbia location becomes its headquarters.



1954

The bank is given a new name by Whelchel: "First Farmers & Merchants National Bank." Virgil Moore is hired by Whelchel to the bank.

1958

FF&M Bank opens the High Street Branch, its first featuring drive thru tellers, to service four manufacturing plants on Santa Fe Pike. Waymon Hickman is recruited to the bank by Whelchel.


OPEN
Farmers
Merchants
NATIONAL BANK
HIGH ST BRANCH

1973

T. Randy Stevens is hired by the bank.



1985

Sitting on the Saturn Task Force, Waymon Hickman helps the state attract the manufacturing plant of General Motors' newest car brand, Saturn, to Maury County. FF&M moves into a new county for the first time by purchasing the Bank of Loretto in Lawrence County.

1990

The Spring Hill office is opened.



1991

Another county, another branch as FF&M opens the Lewisburg office in Marshall County. Hickman named CEO.

2002

Giles County joins the FF&M family with a branch in downtown Pulaski. Stevens is named CEO.

2005

A second Spring Hill-area office is opened in Williamson County. Hickman retires and Stevens is made CEO and Chairman of the Board of the bank.

2007

Timothy E. Pettus named President of the bank.

2009

The Cool Springs office is opened. First Farmers & Merchants Bank celebrates its 100th anniversary with 300 employees and 17 branches in seven counties.


100
F&M
FIRST FARMERS &
MERCHANTS BANK
Member FDIC
1909-2009



One of the great pleasures in life is doing what others say you can't. In some circles, that would be called defying the odds.

For many of our nation's banks, 2009 was a year to forget. Accelerating loan growth and exotic deposit gathering, exposed by the worst economic climate since the Great Depression, really took a toll on many banks. Out of necessity, virtually all banks changed their way of doing business. Unfortunately, credit to small and large business dried up in many markets, further compounding the problem.

While First Farmers management is never complacent with our performance, we recognize the challenges 2009 presented us and are proud of the great job our associates did in keeping the bank growing, while managing risk on both the credit and operational sides. Several highlights included: cutting in half our bad check losses; trimming overtime expense from the previous year; and keeping monthly past due ratios to a fraction of those of our peer banks.

We continue to invest in cost- and time-saving technology that speeds up the process of moving teller processing work from the branches to our operational center. As of December 31, First Farmers had 44 remote machines in the places of business of some of our commercial clients, from the East coast to Texas. This allowed the bank to capture deposits from commercial clients, who, previously, were only able to borrow due to geographical location.

We are constantly training and cross-training our associates to not only enhance their careers, but to also be able to steadily grow our bank to one billlion in assets with the same number of full-time employees.

A strong talent pool, tremendous liquidity, dependable capital, adequate earnings, and 100 years of robust performance have our bank bullish on Middle Tennessee. We are preparing to expand in the untapped areas of Maury and Williamson counties in the very near future. We certainly hope to have a presence in these new locations on or before the economy gets back to normal.

If I sound excited about First Farmers, it's because I am. You see, I get the high honor of working with these associates, directors and a very supportive customer base every day. We are open for business and anticipate a rewarding future.

Thank you for your support. We will do our best to uphold the solid image you have come to expect from your bank for now over 100 years.

If I can be of help to you, please call or write.

Tim E. Pettus

Tim E. Pettus
President,
First Farmers and Merchants Corporation


100

FIRST FARMERS & MERCHANTS BANK
Member FDIC

1909-2009

2009 FINANCIAL REPORTS

COMPARATIVE PERFORMANCE

Set forth below is a graph comparing the yearly change in the cumulative total shareholder return on the common stock of First Famers and Merchants Corporation (FF&M in the graph) against the cumulative total return of the S&P 500 Index and the Dow Jones Select Regional Bank Index for the five-year period commencing December 31, 2004 and ending December 31, 2009.



$140.00
$130.00
$120.00
$110.00
$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
2004
2005
2006
2007
2008
2009
FF&M *
DOW JONES SELECT REGIONAL BANK INDEX **
S & P 500 ***

VALUE OF $100 INVESTED ON DECEMBER 31, 2004

	2004	2005	2006	2007	2008	2009
FF&M *	$ 100.00	$ 108.07	$ 114.08	$ 115.66	$ 112.69	$ 103.15
DOW JONES SELECT REGIONAL BANK INDEX **	100.00	99.41	114.24	85.35	56.60	50.67
S & P 500 ***	100.00	104.91	121.46	128.13	80.74	102.11

* Assumes that the value of the investment in FF&M was $100 on December 31, 2004, with all dividends reinvested.
** Assumes that the value of the investment in the index was $100 on December 31, 2004, with all dividends reinvested.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FORWARD-LOOKING STATEMENTS

Certain statements contained in this report may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "forecasts," "hopes," "may," "plans," "will," or "anticipates," or the negatives of such terms. We caution you not to place undue reliance on such forward-looking statements in this report because results could differ materially from those anticipated as a result of a variety of factors. These forward-looking statements include, without limitation, those relating to the quality of service provided to customers, loan growth, the effect of fluctuating interest rates on net interest income, the stability of market rates, capital expenditures, the completion of two new branches, cash dividends, cash flows on impaired loans, the present value of servicing income, deferred tax assets, potential issuance of shares, the fair value of bonds, impairment of securities, lease commitments, the Federal Home Loan Bank of Cincinnati (the "FHLB") credit line, repayment of loans by borrowers, legal claims, capital adequacy requirements, fair value valuation methodologies, fair value of other assets, valuation of financial instruments, post-retirement benefit payments, interest rate sensitivity and risk, diversification of the loan portfolio, gross interest income, the adequacy of allowance for loan and lease losses, the loan concentration, expected maturity of investment securities, intent of management to hold certain loans until maturity or payoff, the value of underlying collateral and the impact of accounting standards on the financial statements. Factors that could affect our results include, but are not limited to, changes in economic conditions; fluctuations in prevailing interest rates and the effectiveness of our risk monitoring systems; our ability to maintain credit quality; our ability to provide market competitive products and services; laws and regulations affecting financial institutions in general; our ability to operate and integrate new technology; the effectiveness of our interest rate hedging strategies; government fiscal and monetary policies; changes in our operating or expansion strategy; changes in our assumptions or estimation methodologies; the availability of and costs associated with maintaining and/or obtaining adequate and timely sources of liquidity; limitations on our ability to pay dividends and to meet our cash obligations; assumption and judgments about the collectability of our loan portfolio; our ability to compete with other financial services companies and other factors generally understood to affect the financial results of financial services companies.

EXECUTIVE OVERVIEW

General

First Farmers and Merchants Corporation (the "Corporation") was incorporated on March 31, 1982 as a Tennessee corporation. As of December 31, 2009, the only direct subsidiary of the Corporation was First Farmers and Merchants Bank (the "Bank"), which conducts the principal business of the consolidated company. The Bank was organized as a national bank in 1954 as a successor to a state bank that was organized in 1909. The Bank remained a national bank until July 5, 2005, when it converted back to a state-chartered bank and changed its name from First Farmers and Merchants National Bank to First Farmers and Merchants Bank. The principal executive offices of the Corporation are located at 816 South Garden Street, Columbia, Maury County, Tennessee. Management of the Corporation evaluates the financial condition of the Corporation in terms of the Bank's operations within its service area.

All dollar amounts in this report, other than per-share amounts, are in thousands unless otherwise noted.

Financial Condition

The Corporation's assets consist primarily of its investment in the Bank and other smaller investments. Its primary activities are conducted through the Bank. The Bank is committed to providing quality services in diverse markets and a changing interest rate environment. Management hopes to provide Bank customers the quality service of a community bank and the safety and strength of a regional bank.

At December 31, 2009, the Corporation's consolidated total assets were $935,028, its consolidated net loans were $567,726, its total deposits were $772,325 and its total shareholders' equity was $107,173. The economic climate in the Corporation's market area of Middle Tennessee declined in 2009. This economic decline had an impact to the Corporation's loan volume, evidenced by a decrease of 3.3% of net loans at December 31, 2009 compared to December

31, 2008. Total deposits increased by 3.7% and total shareholders' equity decreased by 1.1% over the same period. Retained earnings, capital stock and additional paid-in capital each decreased by less than 0.1% over the same period.

Results of Operations

Consolidated net income in 2009 totaled $8,464, an 8.1% decrease from $9,208 in 2008 and a 1.8% decrease from $8,621 in 2007. Net interest income increased less than 1.0% over the same periods. On a per common share basis, net income totaled $1.53 for 2009 versus $1.63 for 2008 and $1.51 for 2007.

The accompanying tables and the discussion and financial information are presented to aid in understanding the Corporation's financial position and results of operations. The emphasis of this discussion is on the years 2009, 2008 and 2007; however, financial information for prior years will also be presented where appropriate. This discussion should be read in conjunction with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements included elsewhere in this report.

The Corporation's financial condition depends on the quality and nature of its assets, its liability and capital structure, the market and economic conditions and the quality of its personnel.

FINANCIAL CONDITION

Net Interest Margin

Net interest margin is defined as the difference between the revenue from earning assets, primarily interest income, and interest expense related to interest bearing liabilities. Net interest margin is a function of the average balances of earning assets and interest bearing liabilities and the yields earned and rates paid on those balances. The maintenance of the net interest margin at a level that, when coupled with noninterest revenues, exceeds additions to the allowance for loan and lease losses, noninterest expenses and income taxes and yields an acceptable profit is critical for success in the banking industry.

Operations are planned to maintain a satisfactory spread between the yields on earning assets and the related cost of interest bearing funds. The gross interest spread is determined by comparing the taxable equivalent gross interest margin to average earning assets before deducting the allowance for loan losses. This spread reflects the overall profitability of earning assets, including both those funded by interest bearing sources and those that do not generate interest (primarily noninterest bearing demand deposits). This spread is most often used when analyzing a banking institution's overall gross margin profitability compared to that of other financial institutions. Management uses calculations and similar ratios to assist in pricing decisions for interest-related products. Table A below presents the average daily balances, the components of the gross interest margin (on a taxable equivalent basis), the yield or rate, and the incremental and gross interest spread for each of the last three years by major categories of assets and liabilities.

TABLE A - Distribution of Assets, Liabilities, Shareholders' Equity, Interest Rates and Interest Differential

	YEAR ENDED DECEMBER 31,								
	2009			2008			2007		
	Average Balance	Rate/ Yield	Interest	Average Balance	Rate/ Yield	Interest	Average Balance	Rate/ Yield	Interest
ASSETS									
Interest earning assets									
Loans, net	**$ 579,998**	**5.63 %**	**$ 32,662**	$ 531,441	6.25%	$ 33,195	$ 484,308	6.76%	$ 32,759
Bank deposits	**4,147**	**0.38**	**16**	1,625	1.72	28	1,805	3.49	63
Taxable securities	**144,907**	**3.57**	**5,172**	143,004	4.82	6,890	127,967	4.27	5,459
Tax-exempt securities	**91,730**	**6.17**	**5,657**	90,775	7.11	6,456	93,380	7.39	6,902
Federal funds sold	**20,539**	**0.24**	**50**	14,660	1.66	243	18,568	5.06	940
TOTAL INTEREST EARNING ASSETS	**841,321**	**5.18**	**$ 43,557**	781,505	5.99	$ 46,812	726,028	6.35	$ 46,123
Noninterest earning assets									
Cash and due from banks	**15,868**			17,628			19,827		
Bank premises and equipment	**19,969**			15,360			11,849		
Other assets	**45,410**			40,785			39,535		
TOTAL ASSETS	**$ 922,568**			$ 855,278			$ 797,239		
LIABILITES AND SHAREHOLDERS' EQUITY									
Interest bearing liabilities									
Time and savings deposits:									
NOW and money market accounts	**$ 319,497**	**0.76 %**	**$ 2,414**	$ 235,539	1.02%	$ 2,392	$ 197,168	1.09%	$ 2,143
Savings	**72,685**	**0.18**	**130**	78,391	0.41	320	83,916	1.06	893
Time up to $100	**149,289**	**2.11**	**3,155**	165,857	3.29	5,457	184,272	4.65	8,567
Time over $100	**100,118**	**2.21**	**2,217**	101,976	3.39	3,457	87,055	4.90	4,267
TOTAL INTEREST BEARING DEPOSITS	**641,589**	**1.23**	**7,916**	581,763	2.00	11,626	552,411	2.87	15,870
Federal funds purchased and securities sold under agreements to repurchase	**4,357**	**0.28**	**12**	3,720	1.94	72	3,264	4.35	142
FHLB borrowing	**35,884**	**3.19**	**1,144**	28,199	2.70	755	-	-	-
Other liabilities	**394**	**-**	**-**	241	1.66	4	230	4.78	11
TOTAL INTEREST BEARING LIABILITIES	**682,224**	**1.33**	**$ 9,072**	613,923	2.03	$ 12,457	555,905	2.88	$ 16,023
Noninterest bearing liabilities									
Demand deposits	**118,726**			119,665			121,318		
Other liabilities	**14,429**			14,645			13,892		
TOTAL LIABILITIES	**815,379**			748,233			691,115		
Shareholders' equity	**107,189**			107,045			106,124		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 922,568**			$ 855,278			$ 797,239		
Spread between combined rate earned and combined rates paid*		**3.85 %**			3.96 %			3.47 %	
Net yield on interest-earning assets*		**4.10 %**			4.40 %			4.15 %	

* Taxable equivalent basis

Notes:

1. U.S. government, government agency and corporate debt securities plus equity securities in the available-for-sale and held-to-maturity categories are taxable securities. Most municipal debt securities are nontaxable and classified as held-to-maturity.
2. The taxable equivalent adjustment has been computed based on a 34% federal income tax rate and has given effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-free assets. Loans include nonaccrual loans for all years presented.
3. The average balances of the amortized cost of available-for-sale securities were used in the calculations in this table.

Table B below sets forth, for the periods indicated, a summary of consolidated changes in interest earned and interest paid, reflected by the interest generated by volume changes and the interest generated by changes in the yield or rate. On a tax equivalent basis, net interest income increased $130 for the year ended December 31, 2009 compared to the year ended December 31, 2008, primarily because of decreased interest paid on time deposits, partially offset by decreased gains on investment securities. Interest paid on interest bearing deposits was down in 2009 compared to 2008 primarily because of the lower average interest rates. Interest paid on the Federal Home Loan Bank line of credit was $1,144 in 2009 compared to $755 in 2008.

TABLE B - Volume and Yield/Rate Variances
(Taxable Equivalent Basis)

	2009 Compared to 2008			2008 Compared to 2007		
	Volume	**Yield /Rate**	**Net Increase (Decrease)**	Volume	Yield /Rate	Net Increase (Decrease)
Revenue earned on						
Loans, net	$ 3,035	$ (3,568)	$ (533)	$ 3,186	$ (2,750)	$ 436
Bank deposits	13	(25)	(12)	(6)	(29)	(35)
Investment securities						
Taxable securities	92	(1,810)	(1,718)	642	789	1,431
Tax-exempt securities	68	(867)	(799)	(193)	(253)	(446)
Federal funds sold	98	(291)	(193)	(198)	(499)	(697)
Total interest earning assets	3,306	(6,561)	(3,255)	3,431	(2,742)	689
Interest paid on						
NOW and money market accounts	856	(834)	22	418	(169)	249
Savings deposits	(23)	(167)	(190)	(59)	(514)	(573)
Time deposits [up to $100]	(545)	(1,757)	(2,302)	(856)	(2,254)	(3,110)
Time deposits over $100	(63)	(1,177)	(1,240)	731	(1,541)	(810)
Federal funds purchased and securities sold under agreements to repurchase	12	(72)	(60)	20	(90)	(70)
Short-term debt	3	(7)	(4)	1	(8)	(7)
Long-term debt	207	182	389	755	-	755
Total interest bearing funds	447	(3,832)	(3,385)	1,010	(4,576)	(3,566)
Total increase (decrease)	$ 2,859	$ (2,729)	$ 130	$ 2,421	$ 1,834	$ 4,255

Notes:
1. The change in interest earned or paid resulting from both volume and rate or yield has been allocated accordingly in proportion to the relationship of the absolute amounts of the change in each. Loans include nonaccrual loans for all years presented.
2. The computation of the taxable equivalent adjustment has given effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-exempt assets.
3. U.S. government, government agency and corporate debt securities plus equity securities in the available-for-sale and held-to-maturity categories are taxable securities. Most municipal debt securities are nontaxable and classified as held-to-maturity.

Assets and Liabilities

As shown in the chart below, average earning assets increased 7.6% as of December 31, 2009 compared to December 31, 2008 and increased 7.6% as of December 31, 2008 compared to December 31, 2007. As a financial institution, the Corporation's primary earning asset is loans made by the Bank. At December 31, 2009, average net loans represented 68.9% of average earning assets compared to 68.0% of average earnings assets at December 31, 2008. Average net loans increased 9.1% as of December 31, 2009 compared to December 31, 2008 and increased 9.7% as of December 31, 2008 compared to December 31, 2007. Management of the Corporation believes that average net loans will decrease in 2010 because of the decreased demand for loans in certain categories.


Average Earning Assets
841,321
781,505
726,028
860,000
840,000
820,000
800,000
780,000
760,000
740,000
720,000
700,000
680,000
660,000
2009
2008
2007

Average investment securities, which comprised 30.9% of average earning assets at December 31, 2009, increased 3.8% from year end 2008 compared to a 5.6% decrease at the end of 2008 from year end 2007. This increase in average investments was the result of an investment strategy that was implemented at the end of the first quarter of 2008. Average total assets increased 7.9% during 2009 compared to an increase of 7.3% between 2008 and 2007.


Average Liabilities
815,379
748,233
691,115
760,000
750,000
740,000
730,000
720,000
710,000
700,000
690,000
680,000
670,000
660,000
2009
2008
2007

The Bank's average deposits increased 8.4% as of December 31, 2009 compared to December 31, 2008. The increase in average deposits for 2009 was primarily a result of an increase in interest bearing deposits, which also contributed to the Bank's 4.1% increase in average deposits as of December 31, 2008 compared to December 31, 2007. Interest bearing transaction accounts at December 31, 2009 increased 10.3% from the average at December 31, 2008. Time deposits up to $100 decreased 10.0% as of December 31, 2009 compared to December 31, 2008 and time deposits over $100 decreased 1.8% over the same period, primarily because the Bank decreased its reliance on short-term dollar certificates of deposit. Average savings deposits decreased 7.3% at December 31, 2009 compared to December 31, 2008. Average Negotiable Order of Withdrawal ("NOW") and money market accounts increased 35.6% at December 31, 2009 compared to December 31, 2008. These changes reflect the Bank's customers shifting funds out of savings deposits and into money market deposit accounts. Savings deposits have historically been steady providers of a core, low cost source of funding. Therefore, these shifts have negatively impacted the Corporation's net interest margin.

Customer relationship development helped maintain a relatively stable base in noninterest bearing deposits during 2009. The Bank's noninterest bearing deposits have remained strong and were 15.6% of average total deposits at December 31, 2009, 17.1% of average total deposits at December 31, 2008 and 18.0% of average total deposits at December 31, 2007. Noninterest bearing deposits decreased 0.8% for 2009 and 1.4% for 2008.

The Bank has a Blanket Agreement for Advances and Security Agreement with the FHLB for term debt or other obligations and certain operating leases. For more information, see Note 9 of the Notes to Consolidated Financial Statements included elsewhere in this report.

LIQUIDITY AND CAPITAL RESOURCES

The Bank uses a formal asset and liability management process to ensure adequate liquidity and control interest rate risk. The Bank's goal of liquidity management is to provide adequate funds to meet loan demand and any potential unexpected deposit withdrawals. The Bank accomplishes this goal by striving for consistent core deposit growth, holding adequate liquid assets and maintaining unused capacity to borrow funds. The Bank's objective of interest rate risk management is to maintain reasonable stability in the gross interest margin despite changes in the level of interest rates and the spread among interest rates.

Liquidity

At December 31, 2009, available liquidity was $201,400 million, compared to $174,100 as of December 31, 2008. The Bank's goal of liquidity management is to provide adequate funds to meet loan demand and any potential unexpected deposit withdrawals. In March 2008, the Bank obtained five advances at $7,000 each from the FHLB. The first scheduled repayment of the advances was made in March 2009. The remaining payments will continue each March through 2013. In September 2008, the Bank obtained two additional advances of $3,100 each for a total borrowing in 2008 of $41,200. The borrowings from the FHLB have been used generally for investment strategies to enhance the Bank's portfolio. Please refer to Note 9 in the Notes to Consolidated Financial Statements for additional information about borrowings from the FHLB and the repayment schedule of such borrowings.

Interest Rate Risk

The Bank uses an earnings simulation model to evaluate the impact of different interest rate scenarios on the gross margin. Each quarter, the Bank's Asset/Liability Committee assesses the relationship of rate sensitive earning assets to rate sensitive interest bearing liabilities (interest rate sensitivity), which is the principal factor in determining the effect that fluctuating interest rates will have on future net interest income. Rate sensitive earning assets and interest bearing liabilities are those that can be repriced to current market rates within a defined time period. The Asset/Liability Committee measures near-term risk (within the next 12 and 24 months) to net interest income resulting from changes in interest rates. The model incorporates the Bank's assets and liabilities, together with forecasted changes in the balance sheet mix and assumptions that reflect the current interest rate environment, to simulate the effect of possible changes in interest rates on net interest income. The Asset/Liability Committee's policy is to conduct a monthly review of budgeted financial goals where the actual dollar change in net interest income is different from interest rate movements. A negative dollar change in net interest income for a 12- and 24- month period of less than 10.0% of net interest income given a 200 basis point shift in interest rates is considered an acceptable rate risk position. At December 31, 2009, if interest rates were to rise 200 basis points (2.0%) over the next 12 months, net interest income would be $391 more than currently projected if rates were to remain stable. This would be an increase in net interest income of 0.8%. At December 31, 2009, if interest rates were to decline 100 basis points (1.0%) over the next 12 months, net interest income would decrease $1,074 more than the projection of rates remaining stable. This would be a decrease in net interest income of 3.3%. The changes in percentages in both cases are within policy guidelines established by the Bank's Board of Directors.

Another tool used to monitor the Bank's overall interest rate sensitivity is a gap analysis (the difference between the earning asset and interest bearing liability amounts scheduled to be re-priced to current market rates in subsequent periods). Table C below shows the Bank's rate-sensitive position at December 31, 2009, as measured by the gap analysis.

Non-maturing balances such as money market, savings and NOW accounts have no contractual or stated maturities. Management has attempted to use historical data (pricing history) on these categories to best determine the impact of these non-maturing balances on the net interest margin as the interest rates change. Management anticipates that rates will remain steady through most of 2010 and has determined that the Bank is in an acceptable rate risk position. Table A under the heading "Net Interest Margin" above provides additional information regarding the largest components of interest bearing liabilities.

TABLE C - Rate Sensitivity of Earning Assets and Interest-Bearing Liabilities

(Dollars in Thousands) **As of December 31, 2009**	Three Months or Less	Three to Six Months	Six to 12 Months	Over One Year	Total
Earning assets					
Bank time deposits	$ 22,282	$ -	$ -	$ -	$ 22,282
Taxable investment securities	3,254	5,665	938	156,608	166,465
Tax-exempt investment securities	955	1,062	292	87,077	89,386
Loans and leases, net of deferred fees	74,040	115,996	92,834	293,785	576,655
Total earning assets	100,531	122,723	94,064	537,470	854,788
Interest-bearing liabilities					
NOW and money market accounts	119,674	-	-	224,586	344,260
Savings	-	-	-	70,636	70,636
Time up to $100	42,380	49,216	37,179	14,925	143,700
Time over $100	31,868	32,960	26,531	6,213	97,572
Other short-term debt	6,270	-	-	-	6,270
FHLB borrowing	-	-	-	34,177	34,177
Total interest bearing liabilities	200,192	82,176	63,710	350,537	696,615
Period gap	(99,661)	40,547	30,354	186,933	158,173
Cumulative gap	$ (99,661)	$ (59,114)	$ (28,760)	$ 158,172	

Capital Expenditures

Historically, internal growth has financed the capital needs of the Bank. In 2009, the Bank built and completed the construction of two branches--one in Maury County, Tennessee and one in Williamson County, Tennessee. Williamson County opened in February 2009 and the Maury County branch opened in July of 2009. The Bank is in the process of acquiring two more properties; one in Williamson and another in Maury County, for the building of future branches over the next two years.

The following table summarized the Corporation's contractual obligations as of December 31, 2009:

		Payment due by period			
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Operating Lease Obligations	$ 3,527	$ 253	$ 439	$ 522	$ 2,313
FHLB Borrowing	34,177	10,077	14,000	10,100	-
Total	$ 37,704	$ 10,330	$ 14,439	$ 10,622	$ 2,313

Cash dividends declared in 2009 were 47.6% of net income compared to 43.5% of net income for 2008. The Corporation plans to continue an average annual payout ratio over 20% while continuing to maintain a capital to asset ratio reflecting financial strength and adherence to regulatory guidelines.

Regulatory Capital

Under federal regulatory standards, the Corporation's Tier 1 Risk-Based Capital Ratio (ratio of Tier 1 Capital to risk-weighted assets) must be at least 4%, its Total Risk-Based Capital Ratio (ratio of total capital to risk-weighted assets) must be at least 8%, and its Tier 1 Leverage Capital Ratio (ratio of Tier 1 Capital to average assets) must be at least 4%. Tier 1 Capital generally consists of common stock.

As of December 31, 2009, the Corporation's Tier 1 Risk-Based Capital Ratio, Total Risk-Based Capital Ratio and Tier 1 Leverage Capital Ratio were 14.9%, 16.2% and 10.5%, respectively. At December 31, 2008, the comparable ratios were 15.3%, 16.5% and 10.9% respectively. The Tier 1 Leverage Capital Ratio declined slightly because accumulated other comprehensive income decreased 53.5% during 2009 as a result of unrealized losses on securities in the investment portfolio. Please refer to Note 11 in the Notes to Consolidated Financial Statements included elsewhere in this report for more information on the capital strength of the Corporation and the Bank.

Loans and Loan Quality

The Bank's loan portfolio is the largest component of earning assets and, therefore, provides the highest amount of revenue. The loan portfolio also contains, as a result of credit quality, the highest exposure to risk. When analyzing potential loans, management assesses both interest rate objectives and credit quality objectives in determining whether to authorize a given loan and the appropriate pricing for that loan. The Bank maintains a diversified portfolio in order to spread its risk and reduce its exposure to economic downturns that may occur in different segments of the economy or in particular industries. As of December 31, 2009, total loans maturing and repricing after one year that have predetermined interest rates and floating or adjustable interest rates totaled $284,500. The composition of the loan portfolio is disclosed in detail in Note 3 in the Notes to Consolidated Financial Statements included elsewhere in this report.

The lending activities of the Bank are subject to written underwriting standards and policies established by the Bank's Board of Directors and management that include loan review procedures and approvals. Applications for loans are received by designated employees at 16 of the Bank's offices. Depending primarily on the amount of the loan, there are various approval levels required, including that of the Executive Committee of the Bank's Board of Directors.

The composition of the Bank's loan and lease portfolio for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 was as follows:

	2009	**Percentage of Total**	2008	2007	2006	2005
Commercial, financial and agricultural	**$ 66,638**	**11.6 %**	$ 79,742	$ 67,336	$ 53,293	$ 50,951
Tax exempt municipal loans	**34,138**	**5.9 %**	39,598	20,589	22,978	27,695
Real estate		-				
Construction	**38,877**	**6.7 %**	44,878	35,948	22,135	13,516
Commercial mortgages	**149,332**	**25.9 %**	145,649	103,325	100,435	98,670
Residential mortgages	**238,349**	**41.3 %**	232,727	217,991	218,242	212,497
Other	**32,464**	**5.6 %**	33,236	32,768	32,124	31,533
Retail loans	**17,124**	**3.0 %**	19,753	21,926	23,737	24,394
Lease financing receivables	**274**	-	428	574	712	889
Net unamortized loan origination fees	**(541)**		(492)	(314)	(303)	(248)
	$ 576,655	**100.0 %**	$ 595,519	$ 500,143	$ 473,352	$ 459,897

A slight majority of the Bank's outstanding loans continue to be housed in the Maury County portfolio. Maury County housed 53.5% of the Bank's outstanding loans at December 31, 2009, including most of its out-of-territory loans and participations purchased. The Maury County portfolio experienced a 5.21% decline for 2009. Some of this decline was attributable to existing commercial loans being rebooked into other counties, primarily Williamson County. As a result of this runoff, the Bank's lending concentration in Maury County was moderated during 2009.

Within the non-farm, non-residential loan portfolio, loans related to real estate rental and leasing were slightly lower for the three months and 12 months ended December 31, 2009 compared to the same periods in 2008. Commercial loans related to real estate rental and leasing industry were $86,100 which represented 27.8% of commercial loans at year end. Management of the Corporation remains comfortable with the real estate exposure levels within the commercial loan portfolio.

The Bank's exposure to commercial borrowers in the construction and development industries ended the year at $31,800, which represented 10.3% of commercial loans at year end. The Bank's exposure in the construction and development industries remains moderate.

The Bank has a credit administration function that is responsible for assisting loan officers in underwriting new loans, reviewing problem loans, monitoring the status of problem loans from period to period, and assisting in their resolution. This review process also includes semi-annual reviews by an outside party to assess the quality of the loan portfolio independently. Management has concluded that this independent review has served to strengthen underwriting practices. The analysis and review by the Bank's credit administration department also include a formal review that is prepared quarterly to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan and lease losses ("ALLL"). Loan reviews of all relationships aggregating $250 and greater are completed on an annual schedule.

Table D below summarizes average loan balances and reconciles the allowance for loan losses for each of the last five years ending at December 31, 2009. Additions or reductions to the allowance, which are included in operating expenses, are also included.

In reviewing the Bank's loan portfolio, bank regulators categorize certain loans as "classified assets", which consists of substandard, doubtful and loss (for example, other real estate owned, or "OREO") categories of loans, and "special mention", which is a less severe category of loans that do not warrant an adverse classification. The Bank closed 2009 with $35,440 in classified assets compared to $26,108 in 2008; of these amounts, no loans were classified as doubtful at December 31, 2009 or December 31, 2008, $25,526 and $26,058 were classified as substandard at December 31, 2009 and 2008, respectively, and $9,914 and $50 were classified as OREO at December 31, 2009 and 2008, respectively. At December 31, 2009, loans totaling $8,731, or 1.5% of the portfolio, were classified as other assets especially mentioned. This compares to loans totaling $9,900 so classified at December 31, 2008, representing a slight decrease of $1,169 or 4.7%, from December 31, 2008.

Loans that are impaired and not accruing interest were more actively monitored in 2009 to determine those for which more aggressive action plans should be taken. The Bank ended 2009 with a net charge-off of 1,931 for a net charge-off percentage of 0.33. Until 2008, the Bank sustained a period of net recoveries for three consecutive years in which a net recovery had been recorded. The Bank's charge-off level is tracking slightly above the Bank's target level of 0.25% but below its peer group average of 0.84% for 2009. Management believes that the allowance for loan losses was adequate at December 31, 2009.

Loans having recorded investments of $19,100 and $12,400 at December 31, 2009 and 2008 have been identified as impaired. However, loans amounting to $9,100 and $12,400 at December 31, 2009 and 2008 respectively, were not accruing interest in accordance with the provision of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 310-40, Troubled Debt Restructurings by Creditors ("ASC 310"). These restructured loans are considered nonaccrual loans represented 1.6% and 2.1% of gross loans as of December 31, 2009 and 2008, respectively. Interest received on these loans during 2009 was $1,200, during 2008 was $595, and during 2007 was $135. The gross interest income that would have been recorded if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, was $1,600, $804 and $228 for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, one loan was past due 90 days and still accruing. The loan was in the renewal process and the amount of the loan was $148,000. The Bank had no loans that were past due 90 days or more that were not included in nonaccrual loans as of December 31, 2008. The Bank had $10,129 that qualified as "troubled debt restructurings" as defined in ASC 310 as of

December 31, 2009. Please refer to Note 1 and Note 3 in the Notes to Consolidated Financial Statements that are included elsewhere in this report for more information on the Bank's policy regarding loan impairment.

TABLE D - Loan Portfolio

	December 31,				
	2009	2008	2007	2006	2005
Average amount of gross loans outstanding	$ **588,821**	$ 538,961	$ 491,627	$ 475,226	$ 448,868
Balance of allowance for possible loan losses at beginning of year	**8,625**	7,381	7,262	7,794	8,509
Loans charged off					
Loans secured by real estate	**2,069**	753	42	207	287
Commercial and industrial loans	**134**	60	-	94	138
Loans to individuals	**101**	77	115	62	126
TOTAL LOANS CHARGED OFF (CREDITED)	**2,304**	890	157	363	551
Recoveries of loans previously charged off					
Loans secured by real estate	**312**	331	51	110	555
Commercial and industrial loans	**19**	79	155	92	73
Loans to individuals	**42**	37	70	265	98
TOTAL RECOVERIES	**373**	447	276	467	726
NET LOANS CHARGED OFF	**1,931**	443	(119)	(104)	(175)
Provision (reduction) charged (credited) to operating expenses	**2,235**	1,687	-	(636)	(890)
BALANCE AT END OF YEAR	$ **8,929**	$ 8,625	$ 7,381	$ 7,262	$ 7,794
Ratio of net charge-offs during the period to average gross loans outstanding	**0.33 %**	0.08 %	-0.02 %	-0.02 %	-0.04 %

The following table shows a breakdown of all non-performing loans:

TABLE E – NON PERFORMING LOANS

Non-Performing Assets	**2009**	2008
Non-accrual loans	**$ 9,058,077**	$ 12,408,468
Loans and overdrafts 90 days and over	**$ 148,695**	$ -
Total non-performing loans	**$ 9,206,772**	$ 12,408,468
Other real estate owned	**$ 9,914,155**	$ 50,000
Total Non-Performing Loans to Total Gross Loans (%)	**1.60%**	**2.08%**

RESULTS OF OPERATIONS

Interest Income and Expense

Total interest income decreased 7.2% during 2009 as a result of falling interest rates and a decline in loan volume. Interest and fees earned on loans totaled 78.1% of gross interest income during 2009 and decreased 3.3% from 2008 as a result of the repricing of certain financial products throughout the year. Interest earned on securities and other investments totaled 21.7% of total interest income during 2009 and decreased 17.3% from 2008 primarily because, as investments matured, the replacement investments that were purchased had lower yields.

Total interest expense decreased 27.2% during 2009, compared to a 22.3% increase during 2008 and a 16.2% increase during 2007. Decreases in the average interest rate paid on interest bearing liabilities contributed to the lower interest expense. The cost of interest bearing deposits is monitored quarterly by the Bank's Asset/Liability Committee.

The net interest margin (tax equivalent net interest income divided by average earning assets) was 4.11%, 4.40% and 4.15% for years ended December 31, 2009, 2008 and 2007, respectively.

Net interest income on a fully taxable equivalent basis is influenced primarily by changes in: (i) the volume and mix of earning assets and sources of funding; (ii) market rates of interest; and (iii) income tax rates. The impact of some of these factors can be controlled by management policies and actions. External factors can also have a significant impact on changes in net interest income from one period to another. Some examples of such factors include: (i) the strength of credit demands by customers; (ii) Federal Reserve Board monetary policy; and (iii) fiscal and debt management policies of the federal government, including changes in tax laws. For the 12 months ended December 31, 2009, net interest income was $31,668, compared to $31,424 and 27,664 for the 12 months ended December 31, 2008 and 2007, respectively.

Noninterest Income and Expenses


2009 Noninterest Income
Investment Gains 19%
Trust 15%
Other 6%
Other Service Fees 3%
Deposit Fees 57%

The chart above presents a break-down of noninterest income for 2009. Noninterest income decreased 0.2% in 2009 compared to 2008 and increased 9.6% in 2008 compared to 2007. Service fees on deposit accounts decreased 6.2% in 2009 compared to 2008, primarily a result of customers shifting funds from deposit accounts to accounts with higher yields. There was a $2,482 gain on sale of available-for-sale securities in 2009 compared to a $1,351gain in 2008. Income from fiduciary services offered in the Bank's Trust Department declined 21.9% in 2009 compared to 2008, representing 15% of total noninterest income. Volatility in the equity and bond markets negatively impacted the market value of the assets managed by the Trust Department and the related investment fees earned by the Bank.


2009 Noninterest Expense
Occupancy
8%
Equipment
3%
Personnel
51%
38%
Other

The chart above presents a break-down of noninterest expenses for 2009. Noninterest expenses, excluding the provision for possible loan losses, increased 3.0% in 2009 compared to 2008. Higher operating expenses, primarily a Federal Deposit Insurance Corporation special assessment of $1,187 contributed to this increase, along with additional costs associated with two new branch locations. Noninterest expenses, excluding the provision for possible loan losses, increased 9.7% in 2008 compared to 2007.

On November 12, 2009, the FDIC adopted a final rule imposing a 13-quarter prepayment of FDIC premiums. The prepayment amount was included with the FDIC's December 30, 2009, invoice and is an estimated prepayment for the fourth quarter of 2009 through the fourth quarter of 2012. The prepayment amount will be used to offset future FDIC premiums beginning with the March 2010 invoice. In December 2009, the Corporation paid $4,273 in prepaid risk-based assessments, which included $268 related to the fourth quarter of 2009 that would have otherwise been payable in the first quarter of 2010. This prepayment of FDIC premiums will be reflected in the Corporation's noninterest expenses for the first quarter of 2010.

Net Income

Net income was 8.1% lower in 2009 than in 2008. Lower gains on investment securities, decreased interest earned on loans as a result of lower interest rates, increased provision for possible loans and lease losses, along with the special FDIC assessment discussed above, were the primary reasons for the decrease in net income. Net income was 6.8% higher in 2008 than in 2007 primarily because of higher loan volumes and gains on sale of investments.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2009, the Bank was a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments included commitments to extend credit and standby letters of credit. Please refer to Note 10 of the Notes to Consolidated Financial Statements included elsewhere in this report for more information on the Bank's commitments and contingencies. Please refer to Table C above under the heading "Liquidity and Capital Resources" for a summary of the Corporation's earning assets and interest bearing liabilities by maturities.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS ON THE FINANCIAL STATEMENTS

FASB ASC Topic 105, "Generally Accepted Accounting Principles" ("ASC Topic 105"), a Replacement of FASB Statement No. 162, *The Hierarchy of Generally Accepted Accounting Principles,* identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. The hierarchical guidance did not have a significant impact on the Corporation's consolidated financial statements.

FASB ASC Topic 260, "Earnings Per Share." On January 1, 2009, there was new guidance under ASC Topic 260, which provides that unvested share-based payment awards that contain nonforteitable rights to dividends or dividends equivalents are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. This guidance did not have a significant impact on the Corporation's financial statements.

FASB ASC Topic 320, "Investments - Debt and Equity Securities." New authoritative accounting guidance under ASC Topic 320, "Investments - Debt and Equity Securities," (i) changes existing guidance for determining whether an impairment is other than temporary to debt securities and (ii) replaces the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not that it will not have to sell the security before recovery of its cost basis. Under ASC Topic 320, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income for available-for-sale securities and unrecognized for held-to-maturity securities. The Corporation adopted the provisions of the new authoritative accounting guidance under ASC Topic 320 during the third quarter of 2009. Adoption of the new guidance did not significantly impact the Corporation's financial statements.

FASB ASC Topic 715, "Compensation - Retirement Benefits" ("ASC Topic 715") provides guidance related to an employer's disclosures about plan assets of defined benefit pension or other post-retirement benefit plans. Under ASC Topic 715, disclosures should provide users of financial statements with an understanding of how investment allocation decisions are made, the factors that are pertinent to an understanding of investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets. The disclosures required by ASC Topic 715 will be included in the Corporation's financial statements beginning with the financial statements for the year ending December 31, 2009 and did not have a significant impact on the Corporation's consolidated financial statements.

FASB ASC Topic 810, "Consolidation" ("ASC Topic 810") amended prior guidance to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Under ASC Topic 810, a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, ASC Topic 810 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. The new authoritative accounting guidance under ASC Topic 810 became effective for the Corporation on January 1, 2009. Upon adoption, $95,000 of noncontrolling interest was reclassified from liabilities to the Bank's shareholders' equity. Adoption of this guidance was applied retroactively for all statements presented.

Further new authoritative accounting guidance under ASC Topic 810 amends prior guidance to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The new authoritative accounting guidance requires additional disclosures about the reporting entity's involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its affect on the entity's financial statements. The new authoritative accounting guidance under ASC Topic 810 was effective January 1, 2010 and is not expected to have a significant impact on the Corporation's consolidated financial statements.

FASB ASC Topic 815, "Derivatives and Hedging" ("ASC Topic 815") requires entities that utilize derivative instruments to provide qualitative disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted for and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. To meet those objectives, ASC Topic 815 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. This new guidance was effective January 1, 2009 and did not have a significant impact on the Corporation's consolidated financial statements.

FASB ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provision of ASC Topic 820 became effective for the Corporation on January 1, 2008 for financial assets and financial liabilities and on January 1, 2009 for non-financial assets and non-financial liabilities (See Note 12 – Fair Value Measurement).

Additional new authoritative guidance under ASC Topic 820 affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASC Topic 820 requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence. The new accounting guidance amended prior guidance to expand certain disclosure requirements. The Corporation adopted the new authoritative accounting guidance under ASC Topic 820 during the first quarter of 2009. Adoption of the new guidance did not significantly impact the Corporation's financial statements.

Further new authoritative accounting guidance (Accounting Standards Update No. 2009-5) under ASC Topic 820 provides guidance for measuring the fair value of a liability in circumstances in which a quoted price in an active market for the identical liability is not available. In such instances, a reporting entity is required to measure fair value utilizing a valuation technique that uses (i) the quoted price of the identical liability when traded as an asset, (ii) quoted prices for similar liabilities or similar liabilities when traded as assets, or (iii) another valuation technique that is consistent with the existing principles of ASC Topic 820, such as an income approach or market approach. The new authoritative accounting guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The forgoing new authoritative accounting guidance under ASC Topic 820 became effective for the Corporation's financial statements for periods ending after October 1, 2009 and did not have a significant impact on the Corporation's consolidated financial statements.

FASB ASC Topic 825 "Financial Instruments" ("ASC Topic 825") requires an entity to provide disclosures about the fair value of financial instruments in interim financial information and amends prior guidance to require those disclosures in summarized financial information at interim reporting periods.

FASB ASC Topic 855, "Subsequent Events" ("ASC Topic 855") establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC Topic 855 defines (i) the period after the balance sheet date during which a reporting entity's management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures an entity should make about events or transactions that occurred after the balance sheet date. The new authoritative accounting guidance under ASC Topic 855 became effective for the Corporation's financial statements for periods ending after June 15, 2009 and did not have a significant impact on the Corporation's financial statements.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies followed by the Corporation conform, in all material respects, to GAAP and to general practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. In connection with the application of those principles, the Corporation's management has made judgments and estimates that, in the case of the determination of the ALLL and the recognition of deferred income tax assets has been critical to the determination of the Corporation's financial position, results of operations and cash flows.

Allowance for Loan and Lease Losses

Management of the Bank assesses the adequacy of the ALLL prior to the end of each month and prepares a more formal review quarterly to assess the risk in the Bank's loan portfolio. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The ALLL represents calculated amounts for specifically identified credit exposure and exposures readily predictable by historical or comparative experience. Even though this calculation considers specific credits, the entire allowance is available to absorb any credit losses.

These calculated amounts are determined by assessing loans identified as not in compliance with loan agreements. These loans are generally in two different risk groups. One group is unique loans (commercial loans, including those loans considered impaired). The second group is homogenous loans (generally retail and mortgage loans). The calculation for unique loans is based primarily on risk rating grades assigned to each of these loans as a result of our loan management and review processes. Each risk-rating grade is assigned a loss ratio, which is determined based on the experience of management, discussions with banking regulators and the independent loan review process. The amount allocated for impaired loans is based on estimated cash flows discounted at the loan's original effective interest rate or the underlying collateral value. Historical data, including actual loss experience on specific types of homogenous loans, is used to allocate amounts for loans or groups of loans meeting the specified criteria.

Management has implemented procedures that give detailed historical data by category of retail and commercial credit and performance characteristics to broaden the analysis and improve monitoring of potential credit risk.

Criteria considered and processes utilized in evaluating the adequacy of the ALLL are:

- Portfolio quality trends;
- Changes in the nature and volume of the portfolio;
- Present and prospective economic and business conditions, locally and nationally;
- Management review systems and board oversight, including external loan review processes;
- Changes in credit policy, credit administration, portfolio management and procedures;
- Changes in personnel, management and staff; and
- Existence and effect of any concentrations of credit.

In assessing the adequacy of the ALLL, the risk characteristics of the entire loan portfolio are evaluated. This process includes the judgment of management, input from independent loan reviews and reviews that may have been conducted by bank regulators as part of their usual examination process.

The following table gives a breakdown of the allowance for loan and lease losses per loan category:

	2009		2008	
	Amount	Percent of ALLL	Amount	Percent of ALLL
Commercial Real Estate – Mortgage	$ 3,644	40.81 %	$ 1,899	22.02 %
Commercial Real Estate – Construction	2,388	26.74 %	2,564	29.73 %
Commercial – Other	343	3.84 %	1,564	18.13 %
Total Commercial	**6,375**	**71.39 %**	**6,027**	**69.88 %**
Consumer Real Estate – Mortgage	1,227	13.75 %	1,823	21.14 %
Consumer Real Estate – Construction	47	0.52 %	96	1.11 %
Consumer – Other	442	4.95 %	576	6.68 %
Total Consumer	**1,716**	**19.22 %**	**2,495**	**28.93 %**
Other	838	9.39 %	103	1.19 %
Total Allowance for Loan & Lease Losses	**$ 8,929**	**100.00 %**	**$ 8,625**	**100.00 %**

Deferred Income Tax Assets

Deferred income tax assets consist mainly of the tax effect of excess provisions for loan and lease losses over actual losses incurred, the unrealized loss on available-for-sale securities and deferred compensation. The Corporation and the Bank have paid taxes for many years. Management believes that it is more likely than not that these assets will be realized in future years.

Selected Financial Information

	2009	2008	2007	2006	2005 Restated
Interest Income					
Interest and fees on loans	$ **31,815**	$ 32,901	$ 33,238	$ 31,246	$ 27,038
Income on investment securities					
Taxable interest	**4,894**	6,649	5,327	6,345	8,443
Exempt from federal income tax	**3,761**	3,866	3,913	4,221	3,266
Dividends	**204**	194	206	180	137
	8,859	10,709	9,446	10,746	11,846
Other interest income	**66**	271	1,003	445	222
Total Interest Income	**40,740**	43,881	43,687	42,437	39,106
Interest Expense					
Interest on deposits	**7,916**	11,626	15,870	13,339	9,736
Interest on other short term borrowings	**1,156**	831	153	449	162
Total Interest Expense	**9,072**	12,457	16,023	13,788	9,898
Net Interest Income	**31,668**	31,424	27,664	28,649	29,208
Provision For Possible Loan Losses	**2,235**	1,687	-	(636)	(890)
Net Interest Income After Provision for Loan Losses	**29,433**	29,737	27,664	29,285	30,098
Noninterest Income					
Trust department income	**1,924**	2,463	2,621	2,322	2,220
Service fees on deposit accounts	**7,231**	7,705	7,640	7,739	7,208
Other service fees, commissions, and fees	**431**	393	589	424	372
Other operating income	**793**	974	905	751	1,018
Securities gains	**2,482**	1,351	-	51	513
Total Noninterest Income	**12,861**	12,886	11,755	11,287	11,331
Noninterest Expense					
Salaries and employee benefits	**16,447**	16,562	15,192	16,918	16,447
Net occupancy expense	**2,662**	2,620	2,374	2,143	2,353
Furniture and equipment expense	**1,120**	1,007	1,089	1,138	1,220
Other operating expenses	**12,148**	11,259	10,023	10,547	10,076
Total Noninterest Expense	**32,377**	31,448	28,678	30,746	30,096
Income Before Provision For income Taxes	**9,917**	11,175	10,741	9,826	11,333
Provision For Income Taxes	**1,453**	1,967	2,120	2,101	2,881
Net Income	$ **8,464**	$ 9,208	$ 8,621	$ 7,725	$ 8,452
Earnings Per Common Share	$ **1.53**	$ 1.63	$ 1.51	$ 1.33	$ 1.45
Weighted Average Shares Outstanding	**5,537,611**	5,635,060	5,727,158	5,826,589	5,840,000

(See Note 1 of Notes to Consolidated Financial Statements)


KraftCPAs
PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Farmers and Merchants Corporation

We have audited the consolidated balance sheets of First Farmers and Merchants Corporation and subsidiaries (collectively, the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Farmers and Merchants Corporation and subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2010, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KraftCPAs PLLC

KraftCPAs PLLC
Nashville, Tennessee
March 1, 2010

555 Great Circle Road, Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-256-1952 • www.kraftcpas.com
610 North Garden St. Suite 200, Columbia, Tennessee 38401• Phone 931-388-3711
105 Bay Court, Lebanon, Tennessee 37087•Phone 615-449-2334
An independently owned member of the RSM McGladrey Network

FIRST FARMERS AND MERCHANTS CORPORATION

COLUMBIA, TENNESSEE

Management Report on Internal Control Over Financial Reporting.

The management of First Farmers and Merchants Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation's internal control system was designed to provide reasonable assurance to the Corporation's management and board of directors regarding the preparation and fair presentation of published financial statement. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Corporation's management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework." Based on our assessment we believe that, as of December 31, 2009, the Corporation's internal control over financial reporting is effective based on those criteria.

KraftCPAs PLLC, the independent registered public accounting firm that audited the consolidated financial statements of the Corporation included in this annual report, has issued an attestation report on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2009. The report, which expresses an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2009, is included on page 42 of this annual report.



T. Randy Stevens, Chief Executive Officer
and Chairman



Patricia P. Bearden, Assistant Treasurer
(principal financial officer and
principal accounting officer)



KraftCPAs
PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Farmers and Merchants Corporation

We have audited the internal control over financial reporting of First Farmers and Merchants Corporation and subsidiaries (collectively, the "Company") as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First Farmers and Merchants Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of First Farmers and Merchants Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009, and our report dated March 1, 2010, expressed an unqualified opinion on those consolidated financial statements.

KraftCPAs PLLC

KraftCPAs PLLC
Nashville, Tennessee
March 1, 2010

555 Great Circle Road, Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-256-1952 • www.kraftcpas.com
610 North Garden St. Suite 200, Columbia, Tennessee 38401• Phone 931-388-3711
105 Bay Court, Lebanon, Tennessee 37087•Phone 615-449-2334
An independently owned member of the RSM McGladrey Network

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	(Dollars in Thousands, Except Per Share Data)		**December 31, 2009**		December 31, 2008
ASSETS					
	Cash and due from banks	**$**	**11,181**	$	22,656
	Interest-bearing due from banks		**5,557**		4,680
	Federal funds sold		**16,725**		4,200
	Total cash and cash equivalents		**33,463**		31,536
	Securities				
	Available-for-sale (amortized cost $207,027 and $171,891, respectively)		**208,238**		174,493
	Held-to-maturity (fair market value $48,722 and $59,558, respectively)		**47,613**		59,427
	Total Securities		**255,851**		233,920
	Loans, net of deferred fees		**576,655**		595,519
	Allowance for loan and lease losses		**(8,929)**		(8,625)
	Net loans		**567,726**		586,894
	Bank premises and equipment, at cost less allowance for depreciation		**20,625**		17,669
	Core deposit and other intangibles		**9,111**		9,186
	Other assets		**48,252**		31,932
	TOTAL ASSETS	**$**	**935,028**	$	911,137
LIABILITIES	Deposits				
	Noninterest-bearing	**$**	**116,157**	$	118,111
	Interest-bearing (including certificates of deposits over $100: 2009 - $97,572; 2008 - $107,607)		**656,168**		626,740
	Total deposits		**772,325**		744,851
	Federal funds purchased and securities sold under agreements to repurchase		**5,856**		2,645
	Dividends payable		**2,038**		2,009
	Short-term borrowings		**414**		294
	Accounts payable and accrued liabilities		**13,045**		12,890
	Federal Home Loan Bank Advances		**34,177**		41,177
	TOTAL LIABILITIES		**827,855**		803,866
SHAREHOLDERS' EQUITY	Common stock - $10 par value per share, 8,000,000 shares authorized; 5,506,993 and 5,580,000 shares issued and outstanding as of December 31, 2009 and December 31, 2008, respectively		**55,070**		55,800
	Retained earnings		**51,264**		49,776
	Accumulated other comprehensive income		**744**		1,600
	TOTAL SHAREHOLDERS' EQUITY BEFORE NONCONTROLLING INTEREST - PREFERRED STOCK OF SUBSIDIARY		**107,078**		107,176
	Noncontrolling interest - preferred stock of subsidiary		**95**		95
	TOTAL SHAREHOLDERS' EQUITY		**107,173**		107,271
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$**	**935,028**	$	911,137

The accompanying notes are an integral part of consolidated financial statements.

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	(Dollars in Thousands Except Per Share Data)	Years Ended December 31, 2009	2008	2007
INTEREST AND DIVIDEND INCOME	Interest and fees on loans	**$ 31,815**	$ 32,901	$ 33,238
	Income on investment securities			
	Taxable interest	**4,894**	6,649	5,327
	Exempt from federal income tax	**3,761**	3,866	3,913
	Dividends	**204**	194	206
		8,859	10,709	9,446
	Other interest income	**66**	271	1,003
	TOTAL INTEREST INCOME	**40,740**	43,881	43,687
INTEREST EXPENSE	Interest on deposits	**7,916**	11,626	15,870
	Interest on other borrowings	**1,156**	831	153
	TOTAL INTEREST EXPENSE	**9,072**	12,457	16,023
	NET INTEREST INCOME	**31,668**	31,424	27,664
	PROVISION FOR POSSIBLE LOAN AND LEASE LOSSES	**2,235**	1,687	-
	NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES	**29,433**	29,737	27,664
NONINTEREST INCOME	Trust department income	**1,924**	2,463	2,621
	Service fees on deposit accounts	**7,231**	7,705	7,640
	Other fees and commissions	**431**	393	589
	Other operating income	**793**	974	905
	Securities gains	**2,482**	1,351	-
	TOTAL NONINTEREST INCOME	**12,861**	12,886	11,755
NONINTEREST EXPENSE	Salaries and employee benefits	**16,447**	16,562	15,192
	Net occupancy expense	**2,662**	2,620	2,374
	Furniture and equipment expense	**1,120**	1,007	1,089
	Other operating expenses	**12,132**	11,243	10,007
	TOTAL NONINTEREST EXPENSES	**32,361**	31,432	28,662
	INCOME BEFORE PROVISION FOR INCOME TAXES	**9,933**	11,191	10,757
	PROVISION FOR INCOME TAXES	**1,453**	1,967	2,120
	Net income	**8,480**	9,224	8,637
	Noncontrolling interest - dividends on preferred stock of subsidiary	**16**	16	16
	NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	**$ 8,464**	$ 9,208	$ 8,621
BASIC EARNINGS PER SHARE	Weighted Average Shares Outstanding	**5,537,611**	5,635,060	5,727,158
		$ 1.53	$ 1.63	$ 1.51

The accompanying notes are an integral part of the consolidated financial statements.

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollars In Thousands, Except Per Share Data)

Years Ended December 31, 2009, 2008, and 2007	Shares of stock	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE AT JANUARY 1, 2007	5,760,000	$ -	$ 57,600	$ 1,120	$ 46,342	$ (1,255)	$ 103,807
Change in accounting principle for noncontrolling interest in preferred stock of subsidiary		95					95
Comprehensive income							
Net income					8,637		8,637
Change in net unrealized gain on securities available-for-sale, net of reclassification adjustment and tax effects						1,783	1,783
Total comprehensive income							10,420
Repurchase of common stock	(80,000)		(800)	(1,120)	(2,080)		(4,000)
Cash dividends declared, $0.67 per share					(3,967)		(3,967)
Cash dividends - preferred stock of subsidiary					(16)		(16)
BALANCE AT DECEMBER 31, 2007	5,680,000	95	56,800	-	48,916	528	106,339
Cumulative effect of adoption of a new accounting principle on January 1, 2008					(342)		(342)
Comprehensive income							
Net income					9,224		9,224
Change in net unrealized gain on securities available-for-sale, net of reclassification adjustment and tax effects						1,072	1,072
Total comprehensive income							10,296
Repurchase of common stock	(100,000)		(1,000)		(4,000)		(5,000)
Cash dividends declared, $0.715 per share					(4,006)		(4,006)
Cash dividends - preferred stock of subsidiary					(16)		(16)
BALANCE AT DECEMBER 31, 2008	**5,580,000**	**95**	**55,800**	**-**	**49,776**	**1,600**	**107,271**
Comprehensive income							
Net income					**8,480**		**8,480**
Change in net unrealized gain (loss) on securities available-for-sale, net of reclassification adjustment and tax effects						**(856)**	**(856)**
Total comprehensive income							**7,624**
Repurchase of common stock	**(73,007)**		**(730)**		**(2,920)**		**(3,650)**
Cash dividends declared, $0.735 per share					**(4,056)**		**(4,056)**
Cash dividends - preferred stock of subsidiary					**(16)**		**(16)**
BALANCE AT DECEMBER 31, 2009	**5,506,993**	**$ 95**	**$ 55,070**	**$ -**	**$ 51,264**	**$ 744**	**$ 107,173**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Dollars in Thousands)	Years Ended December 31, 2009	2008	2007
OPERATING ACTIVITIES	Net income available for common shareholders	$ **8,464**	$ 9,208	$ 8,621
	Adjustments to reconcile net income to net cash provided by (used in) operating activities			
	Provision for possible loan losses over net charge-offs	**2,235**	1,687	-
	Provision for depreciation and amortization of premises and equipment	**1,235**	1,016	1,065
	Securities gains	**(2,482)**	(1,351)	-
	Loss from disposition of fixed assets	**129**	24	-
	Loss from disposition of other real estate	**19**	299	-
	Amortization of deposit base intangibles	**74**	132	556
	Amortization of investment security premiums, net of accretion of discounts	**1,657**	278	589
	Increase in cash surrender value of life insurance contracts	**(349)**	(700)	(427)
	(Increase) decrease in			
	Deferred income taxes	**(116)**	(789)	245
	Interest receivable	**(118)**	486	61
	Other real estate owned	**(9,862)**	(28)	(22)
	Other assets	**(4,923)**	554	(419)
	Increase (decrease) in			
	Interest payable	**(520)**	(1,279)	(80)
	Other liabilities	**691**	978	461
	Total adjustments	**(12,330)**	1,307	2,029
	Net cash provided by (used in) operating activities	**(3,866)**	10,515	10,650
INVESTING ACTIVITIES	Proceeds from maturities, calls, and sales of available-for-sale securities	**206,157**	115,524	54,249
	Proceeds from maturities and calls of held-to-maturity securities	**11,721**	16,027	5,556
	Purchases of investment securities			
	Available-for-sale	**(240,205)**	(123,179)	(68,737)
	Net (increase) decrease in loans	**16,933**	(95,819)	(26,671)
	Proceeds from sale of foreclosed assets	**228**	357	-
	Proceeds from sale of assets	**-**	7	-
	Purchase of life insurance premium	**(833)**	(1,255)	(1,410)
	Purchases of premises and equipment	**(4,320)**	(4,411)	(4,943)
	Net cash provided by (used in) investing activities	**(10,319)**	(92,749)	(41,956)
FINANCING ACTIVITIES	Net increase (decrease) in noninterest-bearing and interest-bearing deposits	**27,475**	45,891	(3)
	Net increase (decrease) in short term borrowings	**3,330**	(167)	68
	Proceeds from (payments to) FHLB borrowings	**(7,000)**	41,177	-
	Proceeds from sale of minority interest in a controlled subsidiary	**-**	-	95
	Repurchase of common stock	**(3,650)**	(5,000)	(4,000)
	Cash dividends paid on common stock	**(4,027)**	(3,988)	(3,946)
	Cash dividends paid on preferred stock	**(16)**	(16)	(16)
	Net cash provided by (used in) financing activities	**16,112**	77,897	(7,802)
	Increase (decrease) in cash and cash equivalents	**1,927**	(4,337)	(39,108)
	Cash and cash equivalents at beginning of period	**31,536**	35,873	74,981
	Cash and cash equivalents at end of period	$ **33,463**	$ 31,536	$ 35,873
	Supplemental disclosures of cash flow information			
	Cash paid during the period for expenses			
	Interest on deposits and borrowed funds	$ **9,592**	$ 13,736	$ 16,103
	Income Taxes	**1,334**	2,355	2,015

The accompanying notes are an integral part of the consolidated financial statements.

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies

The accounting principles followed and the methods of applying those principles conform with accounting principles generally accepted in the United States ("GAAP") and to general practices in the banking industry. The significant accounting policies applicable to First Farmers and Merchants Corporation (the "Corporation") are summarized as follows.

Basis of Presentation

The accompanying consolidated financial statements present the accounts of the Corporation and its wholly-owned subsidiary, First Farmers and Merchants Bank (the "Bank"). The Bank has the following direct and indirect subsidiaries: F & M West, Inc., Maury Tenn, Inc., and Maury Tenn Properties, Inc. Noncontrolling interests consist of preferred shares in Maury Tenn Properties, Inc. that are owned by third parties and Maury Tenn, Inc. The preferred shares in Maury Tenn Properties, Inc. receive dividends, which are included in the consolidated income statement. Material intercompany accounts and transactions have been eliminated in consolidation.

Certain items in prior financial statements have been reclassified to conform to the current presentation. The Corporation has evaluated subsequent events for potential recognition and/or disclosure through March 1, 2010, the date these consolidated financial statements were issued.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management of the Corporation and the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities. Those estimates and assumptions also affect disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, deferred tax assets and the liability related to post-retirement benefits.

Significant Group Concentrations of Credit Risk

Note 2 discusses the types of securities in which the Bank invests. Note 3 discuss the types of lending in which the Bank engages. First mortgage loans secured by one-to-four family residential properties comprise 31.1% of the total loan portfolio at December 31, 2009. This represents the largest component of the real estate secured loans. Management of the Bank recognizes this concentration and believes the risk is acceptable given the quality of underwriting, current market conditions and historical loss experience.

Loans secured by non-farm/non-residential real estate comprised 20.7% of the loan portfolio at December 31, 2009. The Bank remains comfortable with the real estate exposure levels within the commercial loan portfolio. Over half of the Bank's exposure in the non-farm/non-residential classification is owner-occupied and thus reliant on the cash flow of an operating entity, rather than on the income stream produced by commercial real estate. The commercial real estate portion remains well diversified across several different property types and several different geographic markets, stretching primarily from Davidson County, Tennessee to northern Alabama.

The Bank continues to monitor and manage its exposure to single borrowing entities and its exposure to groups of borrowers within the same industry. Within the commercial loan portfolio, the Bank continues to report heavy exposure in five broad industry categories: construction; manufacturing; real estate and rental leasing; public administration; and other services (except public administration).

Cash and Due From Banks

Included in cash and due from banks are reserve amounts that are required to be maintained on an average balance in the form of cash and balances due from the Federal Reserve Bank and other banks. At December 31, 2009, the Bank was required to maintain $3.1 million at the Federal Reserve. Interest-bearing deposits in banks mature within one year and are carried at cost. From time to time throughout the year, the Bank's balances due from other financial institutions exceeded Federal Deposit Insurance Corporation insurance limits. Management considers this to be a normal business risk.

Cash Equivalents

Cash equivalents include cash on hand, cash due from banks and federal funds sold. Federal funds are sold for one-day periods. Interest-bearing deposits in banks included in cash equivalents mature within 90 days.

Securities

Debt securities that management has the intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost.

Securities not classified as held-to-maturity, including equity securities with readily determinable fair values, are classified as available-for-sale. These securities are reported at fair value, with unrealized gains and losses, net of deferred tax, excluded from earnings and are reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of individual available-for-sale and held-to-maturity securities below their cost that are other than temporary are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer and (iii) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sales of securities are recorded on the trade date and are determined using the specific identification method.

Loans

The Bank grants mortgage, commercial and consumer loans to customers. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are stated at their outstanding unpaid principal balances, net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Interest on loans is accrued daily. Loan origination fees and related direct costs are deferred and recognized ratably over the life of the loan as an adjustment of yield. Interest accruals are discontinued when loans are 90 days past due or when interest is not expected to be collected. Interest income previously accrued on such loans is reversed against current period interest income. Interest income on loans in nonaccrual status is recognized only to the extent of the excess of cash payments received over principal payments due.

Allowance for Possible Loan and Lease Losses

The allowance for possible loan and lease losses is established through provisions for loan and lease losses charged against income. Loan losses are charged against the allowance when management determines that the uncollectibility of a loan has been confirmed. Subsequent recoveries, if any, are credited to the allowance account in the period received.

The adequacy of the allowance for possible loan and lease losses is evaluated quarterly in conjunction with loan review reports and evaluations that are discussed in meetings with loan officers, credit administration and the Bank's Board of Directors. The Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect a borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors are considered in this evaluation. This process is inherently subjective as it requires material estimates that are susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans. The allowance for possible loan and lease losses is maintained at a level believed adequate by management to absorb estimated losses inherent in the loan portfolio.

A loan is considered impaired when it is probable that the Bank will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed.

Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The Bank evaluates smaller-balance homogeneous loans collectively for impairment. Loans secured by one to four family residential properties, consumer installment loans and line of credit loans are considered smaller-balance homogeneous loans.

Other Real Estate

Other real estate, which is included in other assets, represents real estate acquired through foreclosure and is stated at the lower of fair value, net of estimated selling costs, or cost, at the date of foreclosure. If, at the time of foreclosure, the fair value of the real estate is less than the Bank's carrying value of the related loan, a write-down is recognized through a charge to the allowance for possible loan losses, and the fair value becomes the new cost for subsequent accounting. If the Bank later determines that the cost of the property cannot be recovered through sale or use, a write-down is recognized by a charge to operations.

When a property is not in a condition suitable for sale or use at the time of foreclosure, completion and holding costs, including such items as real estate taxes, maintenance and insurance, are capitalized up to the estimated net realizable value of the property. However, when a property is in a condition for sale or use at the time of foreclosure, or the property is already carried at its estimated net realizable value, any subsequent holding costs are expensed as incurred.

Legal fees and any other direct costs relating to foreclosures are charged to operations when incurred. The Bank had approximately $9.9 million in other real estate at December 31, 2009 and $50,000 at December 31, 2008. A loss of approximately $18,000 was realized on sales of other real estate during 2009. There were no gains or losses on other real estate in 2008. A loss of approximately $3,000 was realized on sales of other real estate during 2007.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation is computed principally on an accelerated method over the estimated useful life of an asset, which ranges from 15 to 50 years for buildings and from three to 33 years for equipment. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Gains or losses from the disposition of property are reflected in operations, and the asset accounts and related allowances for depreciation are reduced.

Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage and other loans serviced for others were $18.0 million and $19.6 million at December 31, 2009 and 2008, respectively. The present value of servicing income is expected to approximate an adequate compensation cost for servicing these loans. Therefore, no servicing asset has been recorded.

Income Taxes

The Corporation and the Bank file a consolidated federal income tax return. Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and its tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates as of the date of enactment.

The Corporation adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740 "Income Taxes" ("ASC Topic 740") effective July 2009. ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. ASC Topic 740 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Trust Department Assets and Income

Trust department assets are excluded from the balance sheet and the income is recognized on the accrual basis in the applicable period earned.

Fair Value Measurements

ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires certain disclosures about fair value measurements. See Note 12 – Fair Value Measurement. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as input, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Corporation's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Shareholders' Equity and Earnings Per Share

Basic earnings per share represent income available to shareholders divided by the weighted average number of shares of Corporation common stock outstanding during the period. Diluted earnings per share reflect additional shares of common stock that would have been outstanding if potentially dilutive shares of common stock had been issued, as well as any adjustment to income that would result from the assumed conversion. For the years ended December 31, 2009, 2008 and 2007, there were no potentially dilutive shares of common stock issuable.

In 2009, the Corporation adopted a plan to repurchase shares of its common stock. The plan allowed the purchase of up to 100,000 shares. The Corporation purchased 73,007 shares in 2009. For 2010, the Corporation adopted a similar plan allowing it to repurchase up to 100,000 shares of common stock.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. A schedule of other comprehensive income is shown in the following table (dollars in thousands):

	Years Ended December 31,		
	2009	2008	2007
Unrealized holding gains (losses) on available-for-sale securities	**$ 1,090**	$ 3,094	$ 2,898
Reclassification adjustment for gains realized in income	**(2,481)**	(1,351)	-
Tax effect - (expense) benefit	**535**	(671)	(1,115)
Other comprehensive income (loss)	**$ (856)**	$ 1,072	$ 1,783

Intangible Assets

Goodwill is accounted for in accordance with FASB ASC Topic 350, "*Goodwill and Other Intangible Assets*" ("Topic 350"), which addresses the financial accounting and reporting for acquired goodwill and other intangible assets with indefinite lives. Pursuant to Topic 350, intangible assets must be periodically tested for impairment. The Bank completed its impairment review of goodwill and intangible assets during 2009, which indicated no impairment. Deposit based intangibles are amortized using the straight-line method over their estimated useful lives of 72 to 180 months. The estimated aggregate future amortization expense for intangible assets remaining as of December 31, 2009 is as follows:

2010	$ 74,952
2011	18,738
	$ 93,690

Segment Reporting

Segments are strategic business units that offer different products and services and are managed separately. At December 31, 2009, the Corporation and the Bank did not have any identified segments.

Recent Accounting Pronouncements

FASB ASC Topic 105, "Generally Accepted Accounting Principles" ("ASC Topic 105"), a Replacement of FASB Statement No. 162, *The Hierarchy of Generally Accepted Accounting Principles,* identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. The hierarchical guidance did not have a significant impact on the Corporation's consolidated financial statements.

FASB ASC Topic 260, "Earnings Per Share." On January 1, 2009, there was new guidance under ASC Topic 260, which provides that unvested share-based payment awards that contain nonforteitable rights to dividends or dividends equivalents are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. This guidance did not have a significant impact on the Corporation's financial statements.

FASB ASC Topic 320, "Investments - Debt and Equity Securities." New authoritative accounting guidance under ASC Topic 320, "Investments - Debt and Equity Securities," (i) changes existing guidance for determining whether an impairment is other than temporary to debt securities and (ii) replaces the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not that it will not have to sell the security before recovery of its cost basis. Under ASC Topic 320, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income for available-for-sale securities and unrecognized for held-to-maturity securities. The Corporation adopted the provisions of the new authoritative accounting guidance under ASC Topic 320 during the third quarter of 2009. Adoption of the new guidance did not significantly impact the Corporation's financial statements.

FASB ASC Topic 715, "Compensation - Retirement Benefits" ("ASC Topic 715") provides guidance related to an employer's disclosures about plan assets of defined benefit pension or other post-retirement benefit plans. Under ASC Topic 715, disclosures should provide users of financial statements with an understanding of how investment allocation decisions are made, the factors that are pertinent to an understanding of investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets. The disclosures required by ASC Topic 715 will be included in the Corporation's financial statements beginning with the financial statements for the year ending December 31, 2009 and did not have a significant impact on the Corporation's consolidated financial statements.

FASB ASC Topic 810, "Consolidation" ("ASC Topic 810") amended prior guidance to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Under ASC Topic 810, a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, ASC Topic 810 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. The new authoritative accounting guidance under ASC Topic 810 became effective for the Corporation on January 1, 2009. Upon adoption, $95,000 of noncontrolling interest was reclassified from liabilities to the Bank's shareholders' equity. Adoption of this guidance was applied retroactively for all statements presented.

Further new authoritative accounting guidance under ASC Topic 810 amends prior guidance to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The new authoritative accounting guidance requires additional disclosures about the reporting entity's involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its effect on the entity's financial statements. The new authoritative accounting guidance under ASC Topic 810 was effective January 1, 2010 and is not expected to have a significant impact on the Corporation's consolidated financial statements.

FASB ASC Topic 815, "Derivatives and Hedging" ("ASC Topic 815") requires entities that utilize derivative instruments to provide qualitative disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted for and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. To meet those objectives, ASC Topic 815 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. This new guidance was effective January 1, 2009 and did not have a significant impact on the Corporation's consolidated financial statements.

FASB ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provision of ASC Topic 820 became effective for the Corporation on January 1, 2008 for financial assets and financial liabilities and on January 1, 2009 for non-financial assets and non-financial liabilities (See Note 12 – Fair Value Measurement).

Additional new authoritative guidance under ASC Topic 820 affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASC Topic 820 requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence. The new accounting guidance amended prior guidance to expand certain disclosure requirements. The Corporation adopted the new authoritative accounting guidance under ASC Topic 820 during the first quarter of 2009. Adoption of the new guidance did not significantly impact the Corporation's financial statements.

Further new authoritative accounting guidance (Accounting Standards Update No. 2009-5) under ASC Topic 820 provides guidance for measuring the fair value of a liability in circumstances in which a quoted price in an active market for the identical liability is not available. In such instances, a reporting entity is required to measure fair value utilizing a valuation technique that uses (i) the quoted price of the identical liability when traded as an asset, (ii) quoted prices for similar liabilities or similar liabilities when traded as assets, or (iii) another valuation technique that is consistent with the existing principles of ASC Topic 820, such as an income approach or market approach. The new authoritative accounting guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The forgoing new authoritative accounting guidance under ASC Topic 820 became effective for the Corporation's financial statements for periods ending after October 1, 2009 and did not have a significant impact on the Corporation's consolidated financial statements.

FASB ASC Topic 825 "Financial Instruments" ("ASC Topic 825") requires an entity to provide disclosures about the fair value of financial instruments in interim financial information and amends prior guidance to require those disclosures in summarized financial information at interim reporting periods.

FASB ASC Topic 855, "Subsequent Events" ("ASC Topic 855") establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC Topic 855 defines (i) the period after the balance sheet date during which a reporting entity's management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures an entity should make about events or transactions that occurred after the balance sheet date. The new authoritative accounting guidance under ASC Topic 855 became effective for the Corporation's financial statements for periods ending after June 15, 2009 and did not have a significant impact on the Corporation's financial statements.

NOTE 2 – SECURITIES

Securities with an amortized cost of $155.818 million and $130.032 million at December 31, 2009 and 2008, respectively (fair value of $156.461 million at December 31, 2009 and $133.561 million at December 31, 2008), were pledged to secure deposits and for other purposes as required or permitted by law. The fair value is established by an independent pricing service as of the approximate dates indicated. The differences between the amortized cost and fair value reflect current interest rates and represent the potential gain (or loss) if the portfolio had been liquidated on that date. Security gains (or losses) are realized only in the event of dispositions prior to maturity.

The amortized cost and fair value of securities available-for-sale and held-to-maturity at December 31, 2009 and 2008 are summarized as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2009				
Available-for-sale securities				
U.S. Government agencies	**$ 102,931**	**$ 77**	**$ 1,248**	**$ 101,760**
Mortgage backed securities	**42,383**	**938**	**-**	**43,321**
States and political subdivisions	**45,538**	**979**	**100**	**46,417**
Other securities	**16,175**	**566**	**1**	**16,740**
	$ 207,027	**$ 2,560**	**$ 1,349**	**$ 208,238**
Held-to-maturity securities				
U.S. Government agencies	**$ 3,004**	**$ 4**	**$ -**	**$ 3,008**
States and political subdivisions	**44,609**	**1,158**	**53**	**45,714**
	$ 47,613	**$ 1,162**	**$ 53**	**$ 48,722**
December 31, 2008				
Available-for-sale securities				
U.S. Government agencies	$ 47,500	$ 1,493	$ -	$ 48,993
Mortgage backed securities	83,424	1,964	25	85,363
States and political subdivisions	31,015	108	962	30,161
Other securities	9,952	76	52	9,976
	$ 171,891	$ 3,641	$ 1,039	$ 174,493
Held-to-maturity securities				
U.S. Government agencies	$ 3,097	$ 110	$ -	$ 3,207
States and political subdivisions	55,827	614	573	55,868
Other securities	503	-	20	483
	$ 59,427	$ 724	$ 593	$ 59,558

At December 31, 2009, the Bank did not hold investment securities of any single issuer, other than obligations of the U.S. Treasury and other U.S. government agencies, whose aggregate book value exceeded 10% of shareholders' equity.

Proceeds from the maturity, call or sale of available-for-sale securities were $206.1 million, $115.5 million and $54.2 million, during 2009, 2008 and 2007, respectively. Proceeds from the maturity or call of held-to-maturity securities were $11.7 million, $16.0 million and $5.6 during 2009, 2008 and 2007, respectively.

The fair values of all securities at December 31, 2009 either equaled or exceeded the cost of those securities, or the decline in fair value is considered temporary. The information in the table on the following page classifies the investments with unrealized losses at December 31, 2009 according to the term of the unrealized loss. Management evaluates securities for other-than-temporary impairment periodically, or more frequently when circumstances require an evaluation. An impairment judgment is based on (i) the amount of time and loss, (ii) the financial condition of the issuer and (iii) management's intent and ability to hold the investment long enough for any anticipated recovery in value.

Management has the ability and intent to hold the securities classified as held-to-maturity until they mature. Furthermore, as of December 31, 2009, management also had the ability to hold the securities classified as available for sale for a period of time sufficient for a recovery of cost. The unrealized losses are largely as a result of increases in market interest rates over the yield available at the time the underlying securities were purchased. The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired because of reasons of credit quality. Accordingly, as of December 31, 2009, management believes the impairments detailed in the table below are temporary and no impairment loss has been realized in the Corporation's consolidated income statement.

The following table presents the Bank's investments with unrealized losses at December 31, 2009 and 2008 according to the term of the unrealized loss (dollars in thousands):

2009	**Less than 12 months**		**12 months or Greater**		**Total**	
Type of Security	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
U.S. Government agencies	**$ 77,376**	**$ 1,248**	**$ -**	**$ -**	**$ 77,376**	**$ 1,248**
States and political subdivisions	**4,286**	**114**	**411**	**38**	**4,697**	**152**
Corporate Bonds	**458**	**2**	**-**	**-**	**458**	**2**
	$ 82,120	**$ 1,364**	**$ 411**	**$ 38**	**$ 82,531**	**$ 1,402**

2008	Less than 12 months		12 months or Greater		Total	
Type of Security	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$ 10,455	$ 25	$ -	$ -	$ 10,455	$ 25
States and political subdivisions	26,262	756	20,496	779	46,758	1,535
Corporate Bonds	1,576	33	666	39	2,242	72
	$ 38,293	$ 814	$ 21,162	$ 818	$ 59,455	$ 1,632

At December 31, 2009, one of 194 state and political subdivision securities had recorded unrealized losses for a period longer than 12 months. Because these securities, along with the corporate securities, declined in value when interest rates began to rise, and not because of the credit quality of the issuer, and because management had both the intent and ability to hold the investments, the securities were not considered other-than-temporarily impaired.

The table below shows the amortized cost, fair value and weighted yields (for tax-exempt obligations on a fully taxable basis assuming a 34% tax rate) of investment securities at December 31, 2009 by contractual or legal maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

(Dollars in Thousands)	Amortized Cost	Fair Value	Yield (Unaudited)
Available-for-sale securities			
U.S. Government agencies			
After one but within five years	$ 22,396	$ **22,384**	2.2 %
After five but within ten years	80,535	**79,376**	3.3 %
Mortgage backed securities			
Within one year	5,697	**5,827**	3.5 %
After one but within five years	21,779	**22,394**	4.4 %
After five but within ten years	14,907	**15,101**	3.7 %
States and political subdivisions			
Within one year	405	**414**	8.3 %
After one but within five years	6,438	**6,660**	3.8 %
After five but within ten years	1,423	**1,458**	5.8 %
After ten years	37,272	**37,885**	6.0 %
Other securities			
Within one year	1,007	**1,026**	4.7 %
After one but within five years	10,462	**10,965**	4.1 %
After five but within ten years	809	**851**	4.5 %
After ten years	3,897	**3,897**	1.3 %
	$ 207,027	$ **208,238**	
Held-to-maturity securities			
U.S. Government agencies			
Within one year	$ **3,004**	$ 3,008	4.0 %
States and political subdivisions			
Within one year	**1,895**	1,911	7.7 %
After one but within five years	**10,410**	10,729	5.9 %
After five but within ten years	**11,224**	11,596	6.6 %
After ten years	**21,080**	21,478	6.2 %
	$ **47,613**	$ 48,722	

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – LOANS

The following table presents the Bank's loans by category as of December 31, 2009, and 2008 (dollars in thousands):

(Dollars in thousands)		2009		2008
Commercial, financial and agricultural	$	**66,638**	$	79,742
Tax exempt municipal loans		**34,138**		39,598
Real estate				
Construction		**38,877**		44,878
Commercial mortgages		**149,332**		145,649
Residential mortgages		**238,349**		232,727
Other		**32,464**		33,236
Retail loans		**17,124**		19,753
Lease financing receivables		**274**		428
		577,196		596,011
Less:				
Net unamortized loan origination fees		**(541)**		(492)
Allowance for possible loan losses		**(8,929)**		(8,625)
Total net loans	$	**567,726**	$	586,894

The following table presents the maturities of the Bank's loans by category as of December 31, 2009 (dollars in thousands):

(Dollars in thousands)		Within One Year		One to Five Years		After Five Years		Total
Commercial, financial and agricultural	$	**40,831**	$	**22,013**	$	**3,794**	$	**66,638**
Tax exempt municipal loans		**5,701**		**11,795**		**16,642**		**34,138**
Real estate								**-**
Construction		**19,058**		**4,929**		**14,890**		**38,877**
Commercial mortgages		**55,683**		**76,776**		**16,873**		**149,332**
Residential mortgages		**136,584**		**67,287**		**34,478**		**238,349**
Other		**20,577**		**11,459**		**428**		**32,464**
Retail loans		**14,028**		**3,096**		**-**		**17,124**
Lease financing receivables		**274**		**-**		**-**		**274**
Total	$	**292,736**	$	**197,355**	$	**87,105**	$	**577,196**

The following table summarizes the impaired loans as of December 31, 2009 and 2008:

(Dollars in thousands)		2009		2008
Balance of impaired loans with no allocated allowance	$	**5,458**	$	2,182
Balance of impaired loans with an allocated allowance		**16,537**		19,403
Total recorded investments in impaired loans		**21,995**		21,585
Amount of the allowance allocated to impaired loans	$	**2,869**	$	3,077

The average recorded investment in impaired loans was $12.6 million in 2009, $6.9 million in 2008 and $2.1 million in 2007. Interest received on impaired loans was approximately $459,000 in 2009, approximately $595,000 in 2008 and was approximately $135,000 in 2007. The loans in the above table that have been identified as impaired and not accruing interest total $12.5 million for December 31, 2009 and $12.4 for December 31, 2008.

Certain related parties (primarily directors and senior officers of the Corporation or the Bank, including their affiliates, families and companies in which they hold 10% or more ownership) were customers of, and had loans and other transactions with, the Bank in the ordinary course of business. An analysis of the activity with respect to such loans for the years ended December 31, 2009 and 2008 is shown in the table below (dollars in thousands). These totals exclude loans made in the ordinary course of business to other companies with which neither the Corporation nor the Bank had a relationship other than the association of one of its directors in the capacity of officer or director. These loan transactions were made on substantially the same terms as those prevailing at the time for comparable loans to other persons. They did not involve more than the normal risk of collectability or present other unfavorable features. No related party loans were charged off in 2009 or 2008.

Aggregate of Certain Related Party Loans

(Dollars in thousands)		2009		2008
Balance at Beginning of Year	$	**3,334**	$	2,963
Additions		**1,166**		2,429
Amount Collected		**(1,115)**		(2,058)
Balance at End of Year	$	**3,385**	$	3,334

NOTE 4 – ALLOWANCE FOR POSSIBLE LOAN LOSSES

The following table summarizes the changes in the allowance for possible loan losses for the years ended December 31, 2009, 2008 and 2007 (dollars in thousands):

		2009		2008		2007
Balance at beginning of year	$	**8,625**	$	7,381	$	7,262
Provision (reduction) charged (credited) to operating expenses		**2,235**		1,687		-
Loan losses and recoveries:						
Loans charged off		**(2,304)**		(891)		(157)
Recoveries on loans previously charged off		**373**		448		276
Balance at end of year	$	8,929	$	8,625	$	7,381

NOTE 5 – BANK PREMISES AND EQUIPMENT

The following table presents the Bank's assets by category at December 31, 2009 and 2008 (dollars in thousands):

		2009		2008
Land	$	**6,232**	$	5,862
Premises		**19,231**		16,344
Furniture and equipment		**9,486**		8,696
Leasehold improvements		**1,539**		1,780
		36,488		32,682
Less allowance for depreciation and amortization		**(15,863)**		(15,013)
	$	**20,625**	$	17,669

Annual provisions for depreciation and amortization of Bank premises and equipment totaled $1.2 million for 2009, $1.0 million for 2008 and $1.1 million for 2007. Included in premises, furniture and equipment cost and allowance for depreciation and amortization are certain fully depreciated assets totaling approximately $7.7 million at December 31, 2009.

NOTE 6 – LIMITATION ON SUBSIDIARY DIVIDENDS

The Corporation's primary source of funds with which to pay its future obligations is the receipt of dividends from the Bank. Banking regulations provide that the Bank must maintain capital sufficient to enable it to operate as a viable institution and, as a result, may limit the amount of dividends the Bank may pay without prior approval. It is management's intention to limit the amount of dividends paid to the corporation in order to maintain compliance with capital guidelines and to maintain a strong capital position in the Bank.

NOTE 7 – LEASES

Real property for four of the Bank's office locations and certain equipment are leased under noncancelable operating leases expiring at various times through 2013. In most cases, the leases provide for one or more renewal options of five to ten years under the same or similar terms. In addition, various items of office equipment are leased under cancelable operating leases. Total rental expense incurred under all operating leases, including short-term leases with terms of less than one month, amounted to approximately $35,000, $30,000 and $33,000 for equipment leases and approximately $331,000, $426,000 and $370,000 for building leases in 2009, 2008 and 2007, respectively. Future minimum lease commitments as of December 31, 2009 under all noncancelable operating leases with initial terms of one year or more are shown in the following table (dollars in thousands):

Year	Lease Payments
2010	$ 253
2011	249
2012	190
2013	190
2014	194
Total	$ 1,076

NOTE 8 – FEDERAL AND STATE INCOME TAXES

The following table presents components of income tax expense attributable to continuing operations for the years ended December 31, 2009, 2008 and 2007 (dollars in thousands):

	2009	2008	2007
Current:			
Federal	$ **1,569**	$ 2,705	$ 1,832
State	**-**	51	43
Total current	**1,569**	2,756	1,875
Deferred:			
Federal	**(107)**	(686)	400
State	**(9)**	(103)	(155)
Total deferred	**(116)**	(789)	245
Total provision for income tax	$ **1,453**	$ 1,967	$ 2,120

Deferred Tax Effects of Principal Temporary Differences

	2009	2008	2007
Allowance for possible loan losses	$ **3,415**	$ 3,298	$ 2,819
Deferred compensation	**1,861**	1,673	1,441
Write down of other real estate	**15**	-	-
Amortization of core deposit intangible	**878**	1,030	1,159
Recognition of nonaccrual loan income	**264**	53	(33)
Unrealized gains (losses) on available-for-sale securities	**(466)**	(1,002)	(331)
Deferred post retirement benefit	**1,955**	2,005	2,115
Lease financing depreciations, net of rent	**(104)**	(163)	(219)
Accelerated depreciation	**(251)**	(131)	8
Amortization of goodwill	**(1,722)**	(1,507)	(1,291)
Alternative Minimum Tax	**328**	-	-
Dividend Income - F&M West	**(248)**	-	(315)
Undistributed Earnings from REIT	**-**	-	132
Other	**(416)**	(398)	(745)
Net deferred tax asset	$ **5,509**	$ 4,858	$ 4,740

Reconciliation of Total Income Taxes Reported with the Amount of Income Taxes Computed at the Federal Statutory Rate (34% Each Year)

	2009	2008	2007
Tax expense at statutory rate	$ **3,372**	$ 3,800	$ 3,652
Increase (decrease) in taxes resulting from:			
Tax exempt interest	**(1,739)**	(1,616)	(1,672)
Nondeductible interest expense	**99**	130	192
Employee benefits	**(233)**	(237)	(144)
Other nondeductible expenses (nontaxable income) - net	**54**	52	52
State income taxes net of federal tax benefit	**(6)**	(33)	(74)
Dividend income exclusion	**(48)**	(19)	(43)
Other	**(46)**	(110)	157
Total provision for income taxes	$ **1,453**	$ 1,967	$ 2,120
Effective tax rate	**14.7 %**	17.6 %	19.7 %

The Corporation and one of its subsidiaries file consolidated income tax returns with the Internal Revenue Service and State of Tennessee. The Corporation is not subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2006. No valuation allowance for deferred tax assets at December 31, 2009 and 2008 as management believes it is more likely than not that all of the deferred tax assets will be realized because they were supported by recoverable taxes paid in prior years.

The Corporation did not have any liability for unrecognized tax benefits as of December 31, 2009 or 2008.

NOTE 9 – BORROWED FUNDS

The Bank is a party to the Blanket Agreement for Advances and Security Agreement (the "Blanket Agreement") with the Federal Home Loan Bank of Cincinnati (the "FHLB"). Advances made to the Bank under the Blanket Agreement are collateralized by the FHLB stock and unidentified qualifying residential mortgage loans totaling 150% of the outstanding amount borrowed. These collateralization matters are outlined in the Blanket Agreement dated June 20, 2006 between the Bank and the FHLB. The advances mature at varying dates throughout 2013 at interest rates ranging from 2.61 - 3.76%.

Scheduled annual principal maturities and interest rate terms of borrowings under this credit line as of December 31, 2009 for the next five years are as follows (dollars in thousands):

2010	$	10,077
2011		7,000
2012		7,000
2013		10,100
Total	$	34,177

Stock held in the FHLB totaling $3.0 million at December 31, 2009 is carried at cost. The stock is restricted and can only be sold back to the FHLB at par.

The Bank also has a Cash Management Advance Line of Credit Agreement (the "CMA") dated June 24, 2009, with the Federal Home Loan Bank. The CMA is a component of the Blanket Agreement. The purpose of the CMA is to assist with short-term liquidity management. Under the terms of the CMA, the Bank may borrow a maximum of $40,000,000, selecting a variable rate of interest for up to 90 days or a fixed rate for a maximum of 30 days. There were no borrowings outstanding under the CMA as of December 31, 2009.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in those particular financial instruments.

The total outstanding loan commitments and standby letters of credit in the normal course of business at December 31, 2009 were $102.9 million and $9.9 million, respectively. Loan commitments are agreements to lend to a customer provided there is not a violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being used. Therefore, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in making a loan.

The Bank's loan portfolio is well-diversified with loans generally secured by tangible personal property, real property, bank deposit accounts or stock. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers. Collateral requirements for the loan portfolio are based on credit evaluation of each customer.

Various legal claims have arisen from time to time in the normal course of business which, in the opinion of management, should not have a material effect on the Corporation's consolidated operating results and financial condition.

NOTE 11 – REGULATORY MATTERS

The Corporation and the Bank are subject to federal regulatory risk-adjusted capital adequacy standards. Failure to meet capital adequacy requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that could have a material adverse effect on the operating results and financial condition of the Corporation and the Bank. The applicable regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios of Total Capital and Tier I Capital to risk-weighted assets and of Tier I Capital to average assets. Actual capital amounts and ratios are presented in the table below (dollars in thousands). Management believes, as of December 31, 2009, that the Corporation and the Bank met all capital adequacy requirements to which they were subject.

(Dollars in thousands)	Actual		For Minimum Capital Adequacy Purposes		For Minimum Regulatory Compliance Purposes	
As of December 31, 2009	Amount	Ratio	Amount	Ratio > or =	Amount	Ratio > or =
Total Capital (to Risk Weighted						
Assets) Consolidated	**$ 105,312**	**16.20 %**	**$ 51,924**	**8.00 %**	**$ -**	**-**
Bank	**102,320**	**15.83 %**	**51,724**	**8.00 %**	**64,759**	**10.00 %**
Tier I Capital (to Risk Weighted						
Assets) Consolidated	**97,221**	**14.96 %**	**25,951**	**4.00 %**	**-**	**-**
Bank	**94,229**	**14.58 %**	**25,860**	**4.00 %**	**38,857**	**6.00 %**
Tier I Capital (to Average						
Assets) Consolidated	**97,221**	**10.55 %**	**36,798**	**4.00 %**	**-**	**-**
Bank	**94,229**	**10.22 %**	**36,852**	**4.00 %**	**46,145**	**5.00 %**
As of December 31, 2008						
Total Capital (to Risk Weighted						
Assets) Consolidated	$ 104,336	16.54 %	$ 50,465	8.00 %	$ -	-
Bank	101,801	16.22 %	50,210	8.00 %	62,763	10.00 %
Tier I Capital (to Risk Weighted						
Assets) Consolidated	96,483	15.29 %	25,241	4.00 %	-	-
Bank	93,948	14.97 %	25,103	4.00 %	37,655	6.00 %
Tier I Capital (to Average						
Assets) Consolidated	96,483	10.93 %	35,309	4.00 %	-	-
Bank	93,948	10.64 %	35,318	4.00 %	44,148	5.00 %

NOTE 12 – FAIR VALUE MEASUREMENT

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Corporation utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820, "Fair Value Measurements and Disclosures," establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 Inputs* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- *Level 2 Inputs* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- *Level 3 Inputs* - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value as well as the general classification of such instruments pursuant to the valuation hierarchy is set forth below. These valuation methodologies were applied to the entire Corporation's and the Bank's financial assets and financial liabilities carried at fair value effective January 1, 2008. In general, fair value is based on quoted market prices, where available. If such quoted market prices are not available, fair value is based on internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Corporation's creditworthiness among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Corporation's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates and, therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

Financial assets and financial liabilities measured at fair value on a recurring basis include the following:

Federal funds sold – At December 31, 2009, all the Bank's federal funds sold were settled overnight. As a result, the fair value of the federal funds is their carrying amount and therefore this asset is classified as Level 1 of the valuation hierarchy.

Securities available for sale – Securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For these securities, the Corporation obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things.

Other assets – Included in other assets are certain assets carried at fair value, including the cash value of Bank-owned life insurance policies. The carrying amount of these assets is based on information received from the insurance carriers indicating the financial performance of the policies and the amount the Bank would receive should the policies be surrendered. The Bank reflects these investments within Level 2 of the valuation hierarchy.

Securities sold under repurchase agreements ("repurchase agreements"), federal funds purchased and other borrowings – At December 31, 2009, all of the Bank's repurchase agreements, federal funds purchased and other borrowings (overnight borrowings from the Federal Home Loan Bank) are settled on a short-term basis, usually daily. As a result, the fair value of the instruments approximates their carrying amount and such liabilities are classified as Level 2 within the valuation hierarchy.

Other liabilities – The Bank has certain liabilities carried at fair value. These include future obligations pursuant to a supplemental retirement plan and proceeds of split-dollar life insurance policies. For these obligations, the Bank discounts the anticipated future cash flows using current interest rates. The liabilities are classified as Level 3 within the valuation hierarchy. The obligations with a carrying value of $4.8 million were increased by a specific valuation model totaling $682,000 to a total reported fair value of $5.5 million based on a model utilizing Level 3 valuation inputs. During 2008, the obligations with a carrying value of $5.7 million were decreased by $376,000 to a total reported fair value of $5.3 million.

The following table summarizes financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2009

(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Federal funds sold	$ 16,725	$ -	$ -	$ 16,725
Available-for-sale securities	-	208,238	-	208,238
Other assets	-	21,329	-	21,329
Total assets at fair value	$ 16,725	$ 229,567	$ -	$ 246,292
Securities sold under repurchase agreements	$ -	$ 5,856	$ -	$ 5,856
Other liabilities	-	-	5,472	5,472
Total liabilities at fair value	$ -	$ 5,856	$ 5,472	$ 11,328

Certain financial assets and liabilities are measured at fair value on a nonrecurring basis. These instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The only financial asset or liability measured at fair value on a non-recurring basis for 2009 was impaired loans.

Impaired Loans – Certain impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. During 2009, certain impaired loans were re-measured and reported at fair value through a specific valuation allowance allocation of the allowance for possible loan losses based on the fair value of the underlying collateral. Impaired loans with a carrying value of $22.0 million were reduced by specific valuation allowance allocations totaling $2.9 million to a total reported fair value of $19.1 million based on collateral valuations utilizing Level 3 valuation inputs.

Non-Financial Assets and Non-Financial Liabilities – Application of ASC Topic 820 to non-financial assets and non-financial liabilities became effective January 1, 2009. The Corporation has no non-financial assets or non-financial liabilities measured at fair value on a recurring basis. Certain non-financial assets and non-financial liabilities measured at fair value on a non-recurring basis include foreclosed assets (upon initial recognition or subsequent impairment), non-financial assets and non-financial liabilities measured at fair value in the second step of goodwill impairment test, and intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

During 2009, certain foreclosed assets, upon initial recognition, were remeasured and reported at fair value through a charge-off to the allowance for possible loan and lease losses based upon the fair value of the foreclosed asset. The fair value of a foreclosed asset, upon initial recognition, is estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. Foreclosed assets measured at fair value total $9.9 million (utilizing Level 2 valuation inputs) as of December 31, 2009.

ASC Topic 825, "Financial Instruments," requires disclosure of the fair value of financial assets and liabilities, including those financial assets and liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and liabilities that are measured at fair value on a recurring or non-recurring basis are discussed below.

Estimated fair values have been determined by the Bank using the best available data. Many of the Bank's financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an unforced, unforeclosed transaction. Therefore, significant estimations and present value calculations were used by the Bank for the purposes of this disclosure. Changes in assumptions or the estimation methodologies used could have a material effect on the estimated fair values included in this note.

Financial assets – Cash and cash equivalents are considered to be carried at their fair value and have not been valued differently from historical cost accounting. Both securities available-for-sale and held-to-maturity are valued by an independent pricing service as discussed in Note 2. A present value discounted cash flow methodology was used to value the net loan portfolio. The discount rate used in these calculations was the current rate at which new loans in the same classification for regulatory reporting purposes would be made. This rate was adjusted for credit loss and assumed prepayment risk. For loans with floating interest rates, it is assumed that estimated fair values generally approximate the recorded book balances.

Financial liabilities – Deposits with stated maturities have been valued using a present value discounted cash flow with a discount rate approximating the current market for similar liabilities. Financial instrument liabilities with no stated maturities have an estimated fair value equal to both the amount payable on demand and the recorded book balance. For deposits with floating interest rates, it is assumed that estimated fair values generally approximate the recorded book balances. The carrying amount of other short-term borrowings is considered to approximate fair value.

Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

At December 31, 2009, the Bank had outstanding standby letters of credit and commitments to extend credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed and subject to customer's credit quality.

The following table presents the fair value of the Bank's financial instruments as of December 31, 2009 and 2008 (dollars in thousands):

	December 31, 2009		December 31, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and due from banks	$ 11,181	$ 11,181	$ 22,656	$ 22,656
Interest-bearing deposits in banks	5,557	5,557	4,680	4,680
Federal funds sold	16,725	16,725	4,200	4,200
Securities available-for-sale	208,238	208,238	174,493	174,493
Securities held-to-maturity	47,613	48,722	59,427	59,558
Loans, net	567,726	570,975	586,894	591,417
Accrued interest receivable	4,449	4,449	4,331	4,331
Financial liabilities				
Deposits	744,851	773,710	744,851	746,308
Federal funds purchased and securities sold under agreements to repurchase	5,856	5,856	2,645	2,645
Other short term liabilities	414	414	294	294
FHLB borrowings	34,177	38,616	41,177	46,802
Accrued interest payable	1,184	1,184	1,693	1,693
Off-balance sheet credit related instruments:				
Commitments to extend credit		103		108

Under ASC Topic 825, entities may choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value measurement option has been elected are reported in earnings at each subsequent reporting date. The fair value option (i) may be applied instrument by instrument, with certain exceptions; therefore, the Corporation may record identical financial assets and liabilities at fair value or by another measurement basis permitted under generally accepted accounting principles; (ii) is irrevocable (unless a new election date occurs) and (iii) is applied only to entire instruments and not to portions of instruments. During the reported periods, the Bank had no financial instruments measured at fair value under the fair value measurement option.

NOTE 13 – QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following table presents unaudited quarterly interim financial information for the Corporation for the years ended December 31, 2009 and 2008 (dollars in thousands, except per share amount):

2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Interest income	$ 10,244	$ 10,048	$ 10,224	$ 10,225	$ 40,740
Interest expense	2,556	2,374	2,148	1,995	9,072
Net interest income	7,688	7,674	8,076	8,230	31,668
Provision for possible loan losses (recoveries), net	655	770	405	405	2,235
Noninterest expenses, net of noninterest income	3,628	4,950	5,895	5,043	19,516
Income before income taxes	3,405	1,954	1,776	2,782	9,917
Income taxes	697	229	112	415	1,453
Net income	$ 2,708	$ 1,725	$ 1,664	$ 2,367	$ 8,464
Basic earnings per share	$ 0.49	$ 0.31	$ 0.30	$ 0.43	$ 1.53
Weighted average shares outstanding per quarter	5,574,778	5,547,088	5,522,498	5,506,993	5,537,611

2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Interest income	$ 10,984	$ 10,985	$ 10,926	$ 10,986	$ 43,881
Interest expense	3,386	3,122	3,028	2,921	12,457
Net interest income	7,598	7,863	7,898	8,065	31,424
Provision for possible loan losses (recoveries), net	-	-	50	1,637	1,687
Noninterest expenses, net of noninterest income	4,062	4,889	4,561	5,050	18,562
Income before income taxes	3,536	2,974	3,287	1,378	11,175
Income taxes	788	458	450	271	1,967
Net income	$ 2,748	$ 2,516	$ 2,837	$ 1,107	$ 9,208
Basic earnings per share	$ 0.48	$ 0.45	$ 0.50	$ 0.20	$ 1.63
Weighted average shares outstanding per quarter	5,676,124	5,648,732	5,619,027	5,596,951	5,635,060

NOTE 14 – DEPOSITS

The Bank does not have any foreign offices and all deposits are serviced in its 19 domestic offices. Maturities of time deposits of $100,000 or more at December 31, 2009 and 2008 are as follows (dollars in thousands):

	2009	2008
Under 3 months	**$ 31,868**	$ 60,290
3 to 12 months	**59,491**	44,771
Over 12 months	**6,213**	2,546
Total	**$ 97,572**	$ 107,607

The following table presents maturities of interest-bearing deposits as of December 31, 2009 (dollars in thousands):

Interest bearing transaction accounts	$ 414,896
2010	220,133
2011	7,802
2012	5,579
2013	893
2014	6,858
Thereafter	7
Total	$ 656,168

NOTE 15 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction.

NOTE 16 – CONDENSED FINANCIAL INFORMATION OF THE CORPORATION

The following tables present the condensed balance sheets, statements of income and cash flows of the Corporation as of December 31, 2009 and 2008 (dollars in thousands, except per share amounts):

CONDENSED BALANCE SHEETS

	As of December 31,	
	2009	2008
Cash	**$ 236**	$ 31
Investment in bank subsidiary - at equity	**104,086**	104,639
Investment in credit life insurance company - at cost	**54**	54
Investment in other securities	**17**	17
Dividends receivable from bank subsidiary	**2,538**	2,209
Cash surrender value - life insurance	**3,474**	3,405
Total assets	**$ 110,405**	$ 110,355
Liabilities		
Payable to directors	**1,291**	1,090
Other payable	**(2)**	80
Dividends payable	**2,038**	2,009
Total liabilities	**3,327**	3,179
Shareholders' equity		
Common stock - $10 par value, 8,000,000 shares authorized; 5,506,993 and 5,580,000 shares issued and outstanding, as of December 31, 2009 and 2008, respectively	**55,070**	55,800
Retained earnings	**51,264**	49,776
Accumulated other comprehensive income	**744**	1,600
Total shareholders' equity	**107,078**	107,176
Total liabilities and shareholders' equity	**$ 110,405**	$ 110,355

NOTE 16 – CONDENSED FINANCIAL INFORMATION OF THE CORPORATION

CONDENSED STATEMENTS OF INCOME

	Years ended December 31,	
	2009	2008
Operating income		
Dividends from bank subsidiary	**$ 8,206**	$ 9,206
Other dividend income	**13**	16
Interest income	**1**	-
Other	**131**	149
Operating expenses	**(189)**	(238)
Income before equity in undistributed net income of bank subsidiary	**8,162**	9,133
Equity in undistributed net income of bank subsidiary	**302**	75
Net Income	**$ 8,464**	$ 9,208

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31, 2009	2008
Operating activities		
Net income for the year	$ 8,464	$ 9,208
Adjustments to reconcile net income to net cash provided by operating activities		
Equity in undistributed net income of bank subsidiary	(302)	(75)
Increase in cash surrender value of life insurance contracts	(69)	(139)
Decrease in other assets	(330)	(71)
Increase/Decrease in payables	119	172
Total adjustments	(582)	(113)
Net cash provided by operating activities	7,882	9,095
Investing activities		
Purchase of single premium life insurance policy	-	(174)
Net cash used by investing activities	-	(174)
Financing activities		
Payment to repurchase common stock	(3,650)	(5,000)
Cash dividends paid	(4,027)	(3,987)
Net cash used by financing activities	(7,677)	(8,987)
Change in cash	205	(66)
Cash at beginning of year	31	97
Cash at end of year	$ 236	$ 31

NOTE 17 – EMPLOYEE BENEFIT PLANS

The Bank contributes to a qualified profit-sharing plan covering employees who meet participation requirements. The amount of the contribution is at the discretion of the Bank's Board of Directors, up to the maximum deduction allowed for federal income tax purposes. Contributions to the plan, which amounted to $1.2 million, $1.4 million and $1.1 million in 2009, 2008 and 2007, respectively, are included in salaries and employee benefits expense.

In 1992, the Bank formalized a nonqualified salary continuation plan for certain key officers. In connection with this plan, the value of the single premium universal life insurance policies (approximately $932,000 at December 31, 2009 and approximately $893,000 at December 31, 2008) purchased in 1993 to fund the plan and the related liability approximately ($155,000 at December 31, 2009 and $193,000 at December 31, 2008) were included in other assets and other liabilities, respectively. Net noncash income (net of expense for 2009) recognized on these policies of approximately $20,000 in 2009, $8,000 in 2008 and $17,000 in 2007 is included in the above asset values. The principal cost of the plan is accrued over the anticipated remaining period of active employment, based on the present value of the expected retirement benefit. Beginning in January 2009, the Bank combined the income and expense related to the plan. Expense related to this plan was approximately $19,000 in 2008 and $11,000 in 2007.

In 1993, the Corporation and the Bank implemented a deferred compensation plan that permits directors to defer their director's fees and earn interest on the deferred amount. Liability increases for current deferred fees, net of benefits paid, of approximately $536,000 for 2009, $645,000 for 2008 and $547,000 for 2007 have been recognized in the accompanying consolidated financial statements. In connection with this plan, a single premium universal life insurance policy was purchased on the life of each director who elected to participate. In 2009, there were no life insurance policies purchased. Net noncash income recognized on these policies of approximately $355,000 in 2009, $470,000 in 2008 and $193,000 in 2007 is included in the cash surrender values of $11.5 million, $11.3 million and $10.1 million reported in other assets at December 31, 2009, 2008 and 2007, respectively.

In 1996, the Bank established an officer group term replacement/split-dollar plan to provide life insurance benefits that would continue after retirement. A single premium universal life insurance policy was purchased to fund the plan and a split-dollar agreement was made with an irrevocable trust that specified the portion of the insurance proceeds that would become part of the trust. The value of this policy ($1.2 million at December 31, 2009 and $1.2 million at December 31, 2008) is included in other assets, and net noncash income recognized on this policy of approximately $29,000 in 2009, $28,000 in 2008 and $29,000 in 2007 is included in the above asset values.

In 2002, the Bank implemented a Director Split-Dollar Life Insurance Plan and an Executive Split-Dollar Life Insurance Plan. The Bank purchased a single premium whole life insurance policy on the life of each participant and endorsed a portion of the policy death benefits to the insured's estate, a trust or another individual. The total life insurance purchased was $3.735 million in 2002, approximately $190,000 in 2003 and approximately $253,000 in 2004. Additional single premium universal life insurance policies, totaling approximately $154,000 in 2005, $623,000 in 2007, $559,000 in 2008, and $833,000 in 2009, were purchased for new participants. Net noncash income was recognized on these policies of approximately $221,000 in 2009 and $207,000 in 2008 and is included in the asset value of $7.7 million as of December 31, 2009 ($6.0 million as of December 31, 2008), which is a part of other assets.

FASB ASC Topic 715, requires the recognition of a liability and related compensation expense for endorsement split-dollar life insurance policies that provide a benefit to an employee that extends to post-retirement periods. Life insurance policies purchased for the purpose of providing such benefits do not effectively settle an entity's obligation to the employee. Accordingly, the entity must recognize a liability and related compensation expense during the employee's active service period based on the future cost of insurance to be incurred during the employee's retirement. If the entity has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in ASC Topic 715, "*Employer's Accounting for Postretirement Benefits Other Than Pensions.*" This topic provides accounting guidance for postretirement benefits related to collateral assignment split-dollar life insurance arrangements, whereby the employee owns and controls the insurance policies. The consensus concludes that an employer should recognize a liability for the postretirement benefit in accordance with ASC Topic 715, as well as recognize an asset based on the substance of the arrangement with the employee. The guidance was effective for fiscal years beginning after December 15, 2008. The Corporation and the Bank adopted ASC Topic 715 on January 1, 2008, and the effect of adoption on the consolidated financial statements was a reduction in retained earnings of approximately $342,000 and an increase in accrued liabilities of approximately $342,000.

The Bank is the beneficiary of the insurance policies that fund the salary continuation plan, the deferred compensation plan, the group term replacement/split-dollar plan and the split-dollar life insurance plans. These policies had an aggregate current death benefit of $43.9 million at December 31, 2009.

NOTE 18 – POST RETIREMENT BENEFIT PLAN

The Corporation sponsors a defined benefit postretirement health care plan covering employees who were hired before March 27, 2007. Under the plan, covered employees may retire at age 60 with 15 years of work experience with the Bank. ASC Topic 715 requires employers to (i) recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position and (ii) recognize changes in that funded status in comprehensive income. ASC Topic 715 also requires companies to accrue the cost of postretirement health care and life insurance benefits within the employees' active service periods. Eligibility requirements for employees hired prior to March 27, 2007 are as follows:

- 25 years of service at any age;
- 15 years of service at attained age 60; and
- 15 years of service at attained age 55, with a qualifying disability

Premiums paid by retirees and spouses depend on date of retirement, age and coverage election. Employees retiring after June 2007, who are at least 60 years old with a minimum of 15 years of service, will pay half of the full monthly premium. Coverage will cease at age 63.5 for persons who retire with less than 25 years of service. All persons hired after March 27, 2007 are ineligible for retiree health benefits.

The following table provides further information about the plan (dollars in thousands):

Obligations and Funded Status

	Post Retirement Benefits 2009	Post Retirement Benefits 2008
Change in benefit obligation		
Benefit obligation at beginning of year	$ 1,381	$ 1,614
Service cost	22	5
Interest cost	124	134
Plan participants' contributions	88	90
Actuarial (gain) loss	454	(109)
Benefits paid	(145)	(353)
Benefit obligation at end of year	$ 1,924	$ 1,381
Change in plan assets		
Fair value of plan assets at beginning of year	$ -	$ -
Actual return on plan assets	-	-
Employer contribution	58	263
Plan participants' contributions	87	90
Benefits paid	(145)	(353)
Fair value of plan assets at end of year	$ -	$ -
Funded status	$ (1,924)	$ (1,381)
Unrecognized net actuarial (gain) loss	(3,010)	(3,827)
Prepaid (accrued) benefit cost	$ (4,934)	$ (5,208)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (dollars in thousands):

Year	Gross Benefits	Participant Contributions	Company Benefits
2010	$ 260	$ 88	$ 173
2011	287	106	181
2012	309	122	187
2013	335	139	197
2014	365	154	211
2015 and later	2,172	1,170	1,000
	$ 3,728	$ 1,779	$ 1,949

The following table gives the Health Care Cost Trend, which is applied to gross charges, net claims and retiree paid premiums to reflect the Corporation's past practice and stated ongoing intention to maintain relatively constant cost sharing between the Corporation and retirees:

	2009	2008
Health care cost trend rate assumed for next year	9%	10%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5%	5%
Year that the rate reaches the ultimate trend rate	2015	2014

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (dollars in thousands):

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$ 224	$ (188)
Effect on postretirement benefit obligation	22	(20)

SHAREHOLDER INFORMATION

The 5,506,993 shares of common stock of the Corporation outstanding at December 31, 2009 had an estimated market value of $237.9 million and were held by 2,614 shareholders located primarily in the Corporation's market area. These identifiable individuals consist of 2,116 record holders and 498 joint holders. A small number of shareholders are not identified individually because some bank nominees, including the Bank's Trust Department, are listed as record owners when, in fact, these holdings represent more than one beneficial owner. No single shareholder's ownership exceeded 5% at year end.

There is no established public trading market for shares of the Corporation's common stock. The table below shows the high and low price of the Corporation's common stock taken from reported prices by those buyers and sellers willing to disclose this information. This table also shows the semi-annual dividend paid per share of common stock, in each of the last two years. In 2009, the Corporation repurchased 73,007 shares of its common stock in several privately negotiated transactions.

		High	Low	Dividend
2009	**First Quarter**	**$ 50.00**	**$ 48.00**	**$ -**
	Second Quarter	**50.00**	**49.00**	**0.365**
	Third Quarter	**49.00**	**49.00**	**-**
	Fourth Quarter	**49.00**	**43.20**	**0.370**
2008	First Quarter	$ 50.00	$ 49.50	$ -
	Second Quarter	50.00	49.50	0.355
	Third Quarter	50.00	49.50	-
	Fourth Quarter	49.50	48.00	0.360

ADDITIONAL FINANCIAL DATA

The following table presents consolidated comparative data for the Corporation for the years shown:

COMPARATIVE DATA
(Dollars In Thousands)

	2009	2008	2007	2006	2005
Total Assets	**$ 935,028**	$ 911,137	$ 823,046	$ 820,084	$ 811,039
Average assets	**$ 922,568**	$ 855,278	$ 797,239	$ 807,473	$ 819,565
Average loans (net)	**$ 579,998**	$ 534,441	$ 484,308	$ 467,545	$ 440,781
Average deposits	**$ 760,315**	$ 701,428	$ 673,728	$ 680,299	$ 699,245
Return on average assets	**0.92 %**	1.08 %	1.08 %	0.96 %	1.03 %
Return on average equity	**7.90 %**	8.60 %	8.36 %	7.33 %	8.21 %
Tier 1 capital to average assets	**10.55 %**	10.93 %	12.22 %	12.50 %	11.99 %


100
F&M
First Farmers &
Merchants Bank
Member FDIC
1909-2009

CELEBRATING ONE HUNDRED
YEARS *of* SERVICE


100
First Farmers &
Merchants Bank
Member FDIC
1909-2009

www.myfirstfarmers.com • (800) 882-8378


LENDER